SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of May 2004

Globe Telecom, Inc.

(Exact name of Registrant as specified in its Charter)

5/F Globe Telecom Plaza

Pioneer Corner Madison Streets

1552 Mandaluyong City

Philippines

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

This report consists of (i) unaudited condensed financial statements, (ii) the related management’s discussion and analysis of financial condition and results of operations for the three months ended 31 March 2004 and 2003 and (iii) certain other information, and is being provided pursuant to Section 4.02 of the Indenture, dated as of April 4, 2002, by and between Globe Telecom, Inc., and The Bank of New York, as trustee.

GLOBE TELECOM, INC.

iii

PART I - FINANCIAL INFORMATION

GLOBE TELECOM, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	December 2003		March 31
			2003		2004		2004
	(In Thousand Pesos and U.S. Dollars) (Note 16)
ASSETS
Current Assets
Cash and cash equivalents	(Peso)	13,041,048	(Peso)	16,565,691	(Peso)	12,307,341	$218,930
Short-term investments		1,962,889		4,616,079		2,085,441	37,097
Receivables		17,543,425		15,050,917		17,040,832	303,131
Inventories and supplies - net		616,741		1,615,487		825,699	14,688
Prepayments and other current assets (Note 2)		1,707,122		2,261,047		2,938,026	52,263

Total Current Assets		34,871,225		40,109,221		35,197,339	626,109

Property and Equipment - net (Notes 3 and 9)		101,177,528		97,174,312		102,200,976	1,818,005

Other Assets
Deferred charges and others - net		1,952,056		1,612,048		2,025,069	36,023
Miscellaneous deposits and investments - net		1,440,884		1,584,153		832,216	14,804
Deferred income tax (Notes 1 and 8)		687,945		—		687,945	12,237

		4,080,885		3,196,201		3,545,230	63,064

Total Noncurrent Assets		105,258,413		100,370,513		105,746,206	1,881,069

	(Peso)	140,129,638	(Peso)	140,479,734	(Peso)	140,943,545	$2,507,178

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued expenses (Note 4)	(Peso)	24,197,143	(Peso)	22,021,579	(Peso)	24,842,668	$441,915
Unearned revenues		2,376,906		2,245,192		2,314,886	41,178
Notes payable (Note 5)		—		6,154		60,000	1,067
Current portion of:
Long-term debt (Note 6)		9,022,535		7,337,084		8,821,592	156,923
Other long-term liabilities (Note 9)		325,374		235,050		317,438	5,647

Total Current Liabilities		35,921,958		31,845,059		36,356,584	646,730

Deferred Income Tax - net (Notes 1 and 8)		3,550,226		3,055,609		3,977,760	70,758
Long-term Debt - net of current portion (Note 6)		47,109,200		49,814,452		46,528,891	827,681
Other Long-term Liabilities - net of current portion (Note 9)		2,694,255		2,910,273		2,700,999	48,047

Total Noncurrent Liabilities		53,353,681		55,780,334		53,207,650	946,486

Total Liabilities		89,275,639		87,625,393		89,564,234	1,593,216

Stockholders’ Equity
Paid-up capital		39,418,022		39,389,418		39,425,485	701,321
Retained earnings (Note 7)		19,628,747		13,464,923		20,146,596	358,378
Treasury stock - common		(8,192,770)		—		(8,192,770)	(145,737)

Total Stockholders’ Equity		50,853,999		52,854,341		51,379,311	913,962

	(Peso)	140,129,638	(Peso)	140,479,734	(Peso)	140,943,545	$2,507,178

See accompanying Notes to Condensed Consolidated Financial Statements.

GLOBE TELECOM, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(UNAUDITED)

	Three Months Ended March 31
	2003		2004		2004
	(In Thousand Pesos and U.S. Dollars, Except Per Share Figures) (Note 16)
NET OPERATING REVENUES	(Peso)	11,670,265	(Peso)	13,645,399	$242,732

COSTS AND EXPENSES
Operating (Note 9)		4,637,257		5,175,089	92,057
Depreciation and amortization (Note 3)		2,767,915		3,672,108	65,322
Provisions for (reversal of provisions for):
Doubtful accounts		(26,766)		476,884	8,483
Losses on property and equipment and other probable losses (Note 4)		76,061		(321,251)	(5,714)
Inventory losses, obsolescence and market decline		26,803		16,099	286

		7,481,270		9,018,929	160,434

INCOME FROM OPERATIONS		4,188,995		4,626,470	82,298

OTHER INCOME (EXPENSES) - Net
Interest expense (Notes 5 and 6)		(1,007,491)		(1,124,179)	(19,997)
Swap costs and other financing charges		(475,859)		(449,144)	(7,990)
Interest income		200,466		137,634	2,448
Provision for impairment of investments in shares of stock		(727,959)		—	—
Equity in net loss of an investee company		(3,713)		—	—
Others - net		229,872		287,707	5,118

		(1,784,684)		(1,147,982)	(20,421)

INCOME BEFORE INCOME TAX		2,404,311		3,478,488	61,877

PROVISION FOR (BENEFIT FROM) INCOME TAX (Note 8)
Current		453,213		60,856	1,082
Deferred		(52,440)		363,975	6,475

		400,773		424,831	7,557

NET INCOME	(Peso)	2,003,538	(Peso)	3,053,657	$54,320

Earnings Per Share (Note 11)
Basic	(Peso)	13.08	(Peso)	21.70	$0.39
Diluted	(Peso)	11.03	(Peso)	21.65	$0.39

Dividends declared per common share (Note 7)	(Peso)	—	(Peso)	18.00	$0.32

See accompanying Notes to Condensed Consolidated Financial Statements.

GLOBE TELECOM, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(UNAUDITED)

	Three Months Ended March 31
	2003		2004		2004
	(In Thousand Pesos and U.S. Dollars) (Note 16)
Preferred Stock - Series “A”	(Peso)	792,575	(Peso)	792,575	$14,098

Common Stock		7,595,272		7,595,272	135,108

Additional Paid-in Capital - Common		31,109,975		31,110,194	553,405

Subscriptions Receivable - Common
Balance at beginning of period		(120,020)		(80,019)	(1,423)
Collections - net of refunds		11,616		7,463	133

Balance at end of period		(108,404)		(72,556)	(1,290)

Paid-up Capital		39,389,418		39,425,485	701,321

Retained Earnings
Balance at beginning of period		11,478,127		19,628,747	349,166
Dividends on:
Common shares (Note 7)		—		(2,518,270)	(44,796)
Preferred stock - Series “A”		(16,742)		(17,538)	(312)
Net income		2,003,538		3,053,657	54,320

Balance at end of period		13,464,923		20,146,596	358,378

Treasury Stock - Common		—		(8,192,770)	(145,737)

	(Peso)	52,854,341	(Peso)	51,379,311	$913,962

See accompanying Notes to Condensed Consolidated Financial Statements.

GLOBE TELECOM, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Three Months Ended March 31
	2003		2004		2004
	(In Thousand Pesos and U.S. Dollars) (Note 16)
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	(Peso)	2,404,311	(Peso)	3,478,488	$61,877
Adjustments for:
Depreciation and amortization of property and equipment		2,754,459		3,645,569	64,849
Amortization of deferred charges and others		13,456		26,539	472
Provisions for (reversal of provisions for):
Doubtful accounts		(26,766)		476,884	8,483
Losses on property and equipment and other probable losses		76,061		(321,251)	(5,714)
Inventory losses, obsolescence and market decline		26,803		16,099	286
Impairment of investments in shares of stock		727,959		—	—
Interest expense		1,007,491		1,124,179	19,997
Interest income		(200,466)		(137,634)	(2,448)
Loss (gain) on disposal of property and equipment		48,638		(9,581)	(170)
Equity in net loss of an investee company		3,713		—	—
Dividend income		(196)		(155)	(3)

Operating income before working capital changes		6,835,463		8,299,137	147,629
Changes in operating assets and liabilities:
Decrease (increase) in:
Receivables		(2,583,567)		25,270	450
Inventories and supplies		(1,261,837)		(227,995)	(4,056)
Prepayments and other current assets		141,608		(1,273,833)	(22,660)
Increase (decrease) in:
Accounts payable and accrued expenses		2,546,084		688,050	12,239
Unearned revenues		131,511		(62,020)	(1,103)
Other long-term liabilities		297,160		14,408	256

Cash generated from operations		6,106,422		7,463,017	132,755
Interest paid		(1,407,611)		(1,231,831)	(21,912)
Income tax paid		(251,536)		—	—

Net cash flows provided by operating activities		4,447,275		6,231,186	110,843

CASH FLOWS FROM INVESTING ACTIVITIES
Net additions to property and equipment		(4,506,076)		(3,950,642)	(70,276)
Proceeds from sale of property and equipment		25,924		8,101	144
Interest received		180,671		130,934	2,329
Dividends received		196		155	3
Decrease (increase) in:
Short term investments		(595,779)		424,126	7,545
Miscellaneous deposits and investments		(225,315)		62,140	1,105
Deferred charges and others		—		(35,935)	(639)

Net cash flows used in investing activities		(5,120,379)		(3,361,121)	(59,789)

(Forward)

	Three Months Ended March 31
	2003		2004		2004
	(In Thousand Pesos and U.S. Dollars) (Note 18)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from:
Long-term borrowings	(Peso)	2,063,670	(Peso)	3,540,347	$62,978
Short-term borrowings		—		60,000	1,067
Repayments of:
Long-term borrowings		(3,691,088)		(4,693,312)	(83,487)
Short-term borrowings		(485)		—	—
Payments of dividends to:
Common shareholders		—		(2,518,270)	(44,796)
Preferred shareholder		(108,072)		—	—
Subscription of capital stock, net of stock-related expenses		11,616		7,463	133

Net cash flows used in financing activities		(1,724,359)		(3,603,772)	(64,105)

NET DECREASE IN CASH AND CASH EQUIVALENTS		(2,397,463)		(733,707)	(13,051)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		18,963,154		13,041,048	231,981

CASH AND CASH EQUIVALENTS AT END OF PERIOD	(Peso)	16,565,691	(Peso)	12,307,341	$218,930

See accompanying Notes to Condensed Consolidated Financial Statements.

GLOBE TELECOM, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of Financial Statement Preparation and Summary of Significant Accounting Policies

Basis of Financial Statements Preparation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with Philippine generally accepted accounting principles for interim financial information for public registrants. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of the management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months ended March 31, 2004 are not necessarily indicative of the results that may be expected for the year ending December 31, 2004.

The preparation of the financial statements in conformity with Philippine generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The estimates and assumptions used in the accompanying condensed consolidated financial statements are based upon management’s evaluation of relevant facts and circumstances as of the date of the financial statements. Actual results could differ from such estimates.

The statements include the accounts of Globe Telecom, Inc. (herein referred to as “Globe Telecom” or “Globe”) and its wholly owned subsidiary, Innove Communications, Inc. (formerly Isla Communications Company, Inc. and herein referred to as “Innove”), collectively referred to as “Globe Group”. All significant intercompany balances and transactions including intercompany profits and unrealized profits and losses were eliminated during consolidation in accordance with the accounting policy on consolidation.

Reference is made to the Globe Group’s annual report on Form 20-F for the year ended December 31, 2003, filed with the United States Securities and Exchange Commission for the complete set of financial notes including the Globe Group’s significant accounting policies.

Adoption of New Accounting Standards

The Globe Group adopted the following Statements of Financial Accounting Standards (SFAS), which became effective for annual financial statements covering the period beginning January 1, 2004 and for interim financial statements starting 2004. These standards adopted their corresponding International Accounting Standards (IAS).

•

SFAS 12/IAS 12, Income Taxes. This standard prescribes the accounting treatment for current and deferred income taxes. The standard requires the use of a balance sheet liability method in accounting for deferred income taxes. Deferred income tax is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred income tax liabilities are recognized for all taxable temporary differences and deferred income tax assets are recognized for all deductible temporary differences and for the carry forward benefits of the excess of the minimum corporate income tax (MCIT) over regular corporate income tax, and net operating loss carryover (NOLCO) to the extent that it is probable that taxable income will be available against which the deferred tax asset can be used. As an exception, deferred tax asset or liability is not recognized if it relates to deductible or taxable temporary difference, respectively, that arises from initial recognition of an asset and liability in a transaction that is not a business combination, and, at the time of transaction affects neither the accounting income nor taxable income or loss. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred tax asset to be utilized. Deferred tax assets and liabilities are measured using the tax rate expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled and the carryforward benefits of the MCIT and NOLCO are expected to be realized.

The adoption of the new standard has no significant impact on the consolidated financial statements. For presentation purposes, the deferred tax assets and liabilities previously classified as current assets and liabilities in the consolidated balance sheets are now reclassified as noncurrent assets and liabilities upon adoption of the new standard. Also, deferred tax assets on temporary deductible differences previously covered with valuation allowance are no longer set-up as deferred tax assets. Additional disclosures required by the new standard were also included in the interim consolidated financial statements, including the deductible temporary differences with no deferred tax assets recognized in the interim consolidated financial statements.

•	SFAS 17/IAS 17, Leases. This standard prescribes the accounting policies and disclosures to apply to finance and operating leases. Finance leases are those that transfer to the Globe Group substantially all the risks and benefits incidental to ownership of the leased item. Finance leases are capitalized at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against current operations. Capitalized leased assets are depreciated over the shorter of the estimated useful lives of the assets or the lease terms. Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the income statement on a straight-line basis over the lease term.

The adoption of the new standard resulted in a decrease in consolidated net income by about (Peso)44.36 million ($0.79 million) or reduction in basic earnings per share of (Peso)0.32 ($0.01) for the three months ended March 31, 2004. The impact of adoption on the prior year financial statements is not material.

New Accounting Standards Effective in 2005

The Accounting Standards Council (ASC) approved SFAS 21/IAS 21, The Effects of Changes in Foreign Exchange Rates, which will be effective beginning on or after January 1, 2005. This standard provides certain restrictions in allowing the capitalization of foreign exchange differentials. Accordingly, the Globe Group under this standard, will no longer be able to capitalize foreign exchange differentials effective January 1, 2005. On such date, any remaining balance of the capitalized foreign exchange differentials, net of income tax effect, will be adjusted retroactively against retained earnings and comparative consolidated financial statements will be restated. As of March 31, 2004, the net cumulative foreign exchange losses included in property and equipment amounted to (Peso)5,550.62 million ($98.74 million), net of accumulated depreciation of (Peso)2,405.48 million ($42.79 million). The Globe Group has the option to retain the capitalization of the portion of foreign exchange losses that qualify as borrowing costs. As of March 31, 2004, the estimated undepreciated capitalized foreign exchange losses that qualify as borrowing costs amounted to about (Peso)566.74 million ($10.08 million).

The ASC has also issued exposure drafts for the following standards, which are intended for financial statements covering fiscal years beginning January 1, 2005:

•	IAS 19, Pension and Other Employee Benefits. This standard prescribes the accounting and disclosures by employers for employee benefits, including short-term employee benefits, post-employment benefits, other long-term employee benefits, termination benefits and equity compensation benefits. For post-employment benefits classified as defined benefit plans, the standard only allows the use of the Projected Unit Credit method to measure the company’s obligations and costs and requires a sufficient frequency of measurement. The standard requires, as a minimum, the amortization of net actuarial gains and losses when the net cumulative amount exceeds 10% of the greater of the present value of the defined benefit obligation or the fair value of the plan assets, and also permits the immediate recognition of all actuarial gains and losses.

•	IAS 32 (Revised 2000), Financial Instruments: Disclosure and Presentation. This standard covers the disclosure and the presentation of all financial instruments. The standard requires more comprehensive disclosures about a company’s financial instruments, whether recognized or unrecognized in the financial statements. New disclosure requirements include terms and conditions of financial instruments used by the company, types of risks associated with both recognized and unrecognized financial instruments (price risk, credit risk, liquidity risk, and cash flow risk), fair value information of both recognized and unrecognized financial assets and financial liabilities and the company’s financial risk management policies and objectives. The standard also requires financial instruments to be classified as liabilities or equity in accordance with its substance and not its legal form.

•	IAS 39 (Revised 2000), Financial Instruments: Recognition and Measurement. This standard establishes the accounting and reporting standards for recognizing, measuring, and disclosing information about a company’s financial assets and financial liabilities. The standard requires a financial asset or a financial liability to be recognized initially at cost including related transaction costs. Subsequent to initial recognition, the company should measure financial assets at their fair values, except for loans and receivables originated by the company and held-to-maturity investments, which are measured at cost using the effective interest rate method. Financial liabilities are subsequently measured at cost or amortized cost, except for liabilities held for trading and derivatives, which are subsequently measured at fair value.

IAS 39 also covers accounting for derivative instruments. The standard has expanded the definition of a derivative instrument to include derivatives (derivative-like provisions) embedded in non-derivative contracts. Under the standard, every derivative instrument is recorded on the balance sheet as either an asset or a liability measured at its fair value. Derivatives that are not designated and do not qualify as hedges are adjusted to fair value through income. If the derivative qualifies as a hedge, depending on the nature of the hedge relationship, changes in the fair value of derivatives are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings, or recognized in the stockholders’ equity until the hedged item is recognized in earnings. A company must formally document, designate, and assess the effectiveness of derivative transactions that receive hedge accounting treatment.

The Globe Group will adopt the above standards upon effectivity date, and has yet to determine the financial impact of adopting IAS 19, IAS 32 and IAS 39.

2.	Prepayments and Other Current Assets

As of March 31, 2004, “Prepayments and other current assets” account includes prepayments amounting to (Peso)1.11 billion ($19.75 million) on deliverable forward contracts of $20.00 million. The deliverable forward contracts maturing in July 2004 have a weighted average forward rate of (Peso)55.95, net of discount.

3.	Property and Equipment

As a result of periodic review of the estimated useful lives and depreciation methods of items of property and equipment, management came to the conclusion that there has been a significant change in the expected pattern of economic benefits from certain telecommunications equipment and investments in cable systems. Globe Telecom prospectively revised the estimated useful lives of certain switch equipment from 15 to 10 years and investments in certain cable systems from 20 to 15 years. Globe Telecom also prospectively revised the remaining estimated useful lives of certain telecommunications equipment, which are specifically identified to be useful for specific periods shorter than the previously estimated useful lives. These changes have been accounted for as a change in accounting estimates. The changes increased depreciation expense for the three months ended March 31, 2004 by about (Peso)498.93 million ($8.88 million) or (Peso)3.57 ($0.06) reduction in basic earnings per share, before related income taxes.

4.	Provisions

Provisions included under “Accounts payable and accrued expenses” account in the consolidated balance sheets amounted to (Peso)793.07 million as of December 31, 2003, and (Peso)701.23 million and (Peso)469.13 million ($ 8.35 million) as of March 31 2003 and 2004, respectively. The information usually required by SFAS 37/IAS 37, Provisions, Contingent Liabilities and Contingent Assets, is not disclosed on the grounds that it can be expected to prejudice the outcome of these claims and assessments. The provisions include the Globe Group’s provisions for wireless and wireline businesses amounting to (Peso)675.80 million as of December 31 2003, and (Peso)583.97 million and (Peso)351.87 million ($6.26 million) as of March 31, 2003 and March 31, 2004, respectively. The Globe Group recognized a net reversal of provision amounting to (Peso)323.94 million ($5.76 million) for the three months ended March 31, 2004 resulting from recent favorable developments that called for a reassessment of existing provisions. As of May 4, 2004, the remaining pending regulatory claims and assessments are still being resolved.

5.	Notes Payable

As of March 31, 2004, notes payable consist of peso-denominated short-term unsecured notes payable to a local bank with interest rate of 12.05%.

6.	Long-term Debt

Long-term debt includes 2009 and 2012 Senior Notes totaling to (Peso)20,823.07 million as of December 31, 2003, and (Peso)21,737.49 million and (Peso)19,743.62 million ($351.21 million) as of March 31, 2003 and 2004, respectively. As of March 31, 2004, long-term debt also includes retail bonds amounting to (Peso)3.0 billion ($53.37 million) and other commercial bank loans.

Senior Notes

During the first quarter of 2004, Globe Telecom redeemed $23.4 million of the 2009 Senior Notes. As of March 31, 2004, Globe Telecom redeemed a total of $68.79 million of the 2009 Senior Notes.

Retail Bonds

In February 2004, Globe Telecom issued (Peso)3.0 billion ($53.37 million) retail bonds locally with fixed and floating rates based on MART1 plus margins. The retail bonds have maturities ranging from 3 to 5 years. The retail bonds may be redeemed in whole, but not in part, at any time, by giving not less than 30 nor more than 60 days prior notice. The retail bonds may be redeemed at a price equal to 100% of the principal amount of the bonds, together with accrued and unpaid interest to the date fixed for redemption, if Globe Telecom will pay additional amounts due to change in tax and/or other regulations. The agreements covering the retail bonds provide restrictions with respect to, among others, maintenance of certain financial ratios, sale, transfer, assignment or disposal of assets and creation of property encumbrances.

7.	Dividends

On January 29, 2004, the Board of Directors (BOD) of Globe Telecom approved a new dividend policy to declare cash dividends to its common stockholders on a regular basis as may be determined by the BOD from time to time. The BOD had set out a dividend payout rate of approximately 50% of prior year’s net income payable semi-annually in March and September of each year. This will be reviewed annually taking into account Globe Telecom’s operating results, cash flows, debt covenants, capital expenditure levels and liquidity. The BOD also declared the first semi-annual cash dividend in 2004 of (Peso)18 per share payable to common stockholders of record as of February 18, 2004 and subsequently paid dividends amounting to (Peso)2,518.27 million ($44.80 million) on March 15, 2004.

8.	Income Taxes

As discussed in Note 1, the Globe Group adopted SFAS 12/IAS 12, Income Taxes, effective January 1, 2004. The information below includes the additional disclosures required by the new standard.

The significant components of the deferred income tax assets and liabilities represent the deferred income tax effects of the following:

	December 31 2003		March 31
			2003		2004		2004
	(In Thousand Pesos and U.S. Dollars) (Note 16)
Deferred tax assets on:
Unearned revenues and advances already subjected to income tax	(Peso)	1,166,476	(Peso)	351,015	(Peso)	1,174,403	$20,891
Net unrealized foreign exchange losses		244,744		179,250		216,525	3,852
NOLCO		106,021				59,664	1,061
Deferred charges		73,520		97,001		65,693	1,169
MCIT		42,592		—		42,592	758
Allowance for:
Doubtful accounts		571,435		536,761		687,217	12,225
Other probable losses		281,629		258,855		146,109	2,599
Inventory losses, obsolescence and market decline		35,568		49,303		41,724	742
Unamortized pension cost		32,990		80,688		31,835	566
Accrued rent expense		—		—		13,865	247
Impairment in value of investment in shares of stocks		10,373		14,213		10,373	185

		2,565,348		1,567,086		2,490,000	44,295

Deferred tax liabilities on:
Excess of accumulated depreciation and amortization of certain equipment for tax purposes(a) over financial reporting purposes(b) - net of amortization of capitalized expenses already claimed for tax purposes		3,149,447		2,569,532		3,350,320	59,597
Capitalized borrowing costs already claimed as deduction for tax purposes		1,229,481		1,092,533		1,238,341	22,028
Net realized foreign exchange losses capitalized		1,048,701		959,458		1,191,154	21,189
Unamortized capitalized expenses already claimed as deduction in prior years		—		1,172		—	—

	(Peso)	5,427,629	(Peso)	4,622,695	(Peso)	5,779,815	$102,814

(a)	Sum-of-the-years digit method

(b)	Straight-line method

Net deferred tax assets and liabilities presented in the consolidated balance sheets are as follows:

	December 31 2003		March 31
			2003		2004		2004
	(In Thousand Pesos and U.S. Dollars) (Note 16)
Net deferred tax assets	(Peso)	687,945	(Peso)	—	(Peso)	687,945	$12,237
Net deferred tax liabilities		3,550,226		3,055,609		3,977,760	70,758

Innove has the following deductible temporary differences that are available for offset against future taxable income or tax payable, including NOLCO and MCIT which shall be applicable for the next three succeeding years. Deferred tax assets have not been recognized in respect of these deductible temporary differences. Deferred tax assets are recognized only to the extent that taxable income will be available against which the deferred tax assets can be used. Innove reassesses the unrecognized deferred tax assets and will recognize a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable income will allow the deferred tax asset to be recovered. The deductible temporary differences with no deferred tax assets recognized in the financial statements are as follows:

	December 31 2003		March 31
			2003		2004		2004
	(In Thousand Pesos and U.S. Dollars) (Note 16)
Unearned revenues and advances already subjected to income tax	(Peso)	2,755,528	(Peso)	4,974,994	(Peso)	2,001,622	$35,606
NOLCO		—		3,351,850		—	—
Deferred charges		231,950		279,819		215,994	3,842
MCIT		218,365		184,837		231,223	4,113
Allowance for:
Doubtful accounts		2,332,016		2,265,013		2,439,891	43,402
Other probable losses		378,406		354,656		249,647	4,441
Inventory losses, obsolescence and market decline		25,566		23,338		22,428	399
Unamortized pension cost		6,734		5,494		6,781	121
Provision for restructuring cost		19,447		186,022		17,422	310

	(Peso)	5,968,012	(Peso)	11,626,023	(Peso)	5,185,008	$92,234

During the first quarter of 2004, a portion of Innove’s NOLCO amounting to (Peso)144.87 million ($2.58 million) was applied as a tax deduction against its taxable income.

9.	Leases

As discussed in Note 1, the Globe Group adopted SFAS 17/IAS 17, Leases, effective January 1, 2004. The information below includes the additional disclosures required by the new standard:

Operating Lease Commitments - Globe Group as Lessee

Globe Telecom and Innove lease certain premises for some of their telecom facilities and equipment and for most of their business centers and cell sites. These operating lease arrangements are for periods ranging from one to ten years from the date of the contracts and are renewable under certain terms and conditions. The agreements generally require certain amounts of security deposit and advance rentals, which are shown as part of “Miscellaneous deposits and investments” account in the consolidated balance sheets. The consolidated rentals incurred on these leases amounted to (Peso)388.38 million and (Peso)338.35 million ($6.02 million) for the three months ended March 31, 2003 and 2004, respectively.

As of March 31, 2004, the consolidated future minimum lease payments under these operating leases are as follows (in thousand pesos and U.S. dollars) (Note 16):

Not later than one year	(Peso)	658,914	$11,721
Later than one year but not more than five years		1,747,363	31,083
After five years		1,165,358	20,730

	(Peso)	3,571,635	$63,534

Finance Lease Commitments - Globe Group as Lessee

Globe Telecom and Innove have entered into finance lease agreements for various items of property and equipment. The said leased assets are capitalized and are depreciated at their estimated useful life of three years which is also equivalent to the lease term. In addition, the lease contracts are valued at lower of fair value of the leased assets or present value of minimum lease payments.

The carrying values of property and equipment held under finance leases where the Globe Group is the lessee are as follows:

	December 31 2003		March 31
			2003		2004		2004
	(In Thousand Pesos and U.S. Dollars) (Note 16)
Furniture, fixtures and equipment	(Peso)	199,560	(Peso)	229,078	(Peso)	186,406	$3,316
Transportation and work equipment		4,400		4,400		4,400	78

		203,960		233,478		190,806	3,394
Less accumulated depreciation		167,188		151,883		158,372	2,817

Net book value	(Peso)	36,772	(Peso)	81,595	(Peso)	32,434	$577

As of March 31, 2004, the consolidated future minimum lease payments under finance leases with the present value of the net minimum lease payments are as follows (in thousand pesos and U.S. dollars) (Note 16):

Within one year	(Peso)	12,544	$223
After one year but not more than five years		19,937	354

Total minimum lease payments		32,481	577
Less interest		(2,269)	(40)

Present value of minimum lease payments
Current		10,960	195
Noncurrent		19,252	342

	(Peso)	30,212	$537

The present value of minimum lease payments under finance leases was included under “Other long-term liabilities” account in the consolidated balance sheets.

10.	Contingencies

Globe Telecom and Innove are contingently liable for various claims arising in the ordinary conduct of business and certain tax assessments which are either pending decision by the courts or are being contested, the outcome of which are not presently determinable. In the opinion of management and legal counsel, the eventual liability under these claims, if any, will not have a material or adverse effect on Globe Telecom and Innove’s financial position and results of operations.

NTC Memorandum Circular No. 13-6-2000

Globe Telecom is an intervenor in and Innove (formerly Isla Communications Co., Inc.) is a party to Civil Case No. Q-00-42221 entitled “Isla Communications Co., Inc. et. al. versus National Telecommunications Commission (NTC), et. al.” before the Regional Trial Court (RTC) of Quezon City by virtue of which Globe Telecom and Innove, together with other cellular operators, sought and obtained a preliminary injunction against the implementation of NTC Memorandum Circular No. 13-6-2000. NTC Memorandum Circular No. 13-6-2000 sought, among others, to extend the expiration of prepaid call cards to two years. The NTC appealed the grant of the injunction to the Court of Appeals (CA). On October 25, 2001, Globe Telecom and Innove received a copy of the decision of the CA ordering the dismissal of the case before the RTC for lack of jurisdiction, but without prejudice to the cellular companies’ seeking relief before the NTC which the CA claims had jurisdiction over the matter. Globe Telecom subsequently filed a Petition for Review with the SC seeking to reverse the decision of the CA. After initially denying the petition, the SC, on September 2, 2003, overturned the CA’s earlier dismissal of the petition filed by Globe Telecom. In its 13-page decision, the SC said the RTC could hear and decide the case, contrary to the NTC’s argument. The SC has also since denied the NTC’s motion for reconsideration. Globe Telecom is still awaiting the resumption of proceeding before the RTC.

In the event, however, that Globe Telecom and Innove are not eventually sustained in their position and NTC Memorandum Circular No. 13-6-2000 is implemented in its current form, they would probably incur additional costs for carrying and maintaining prepaid subscribers in their networks.

Recent Development with U.S. Carriers

On February 7, 2003, AT&T and MCI WorldCom (MCI) filed a petition before the U.S. Federal Communications Commission (U.S. FCC) seeking a stop-payment order on settlements to Philippine carriers on the ground that Philippine carriers were “whipsawing” AT&T and MCI into agreeing to an increase in termination rates to the Philippines. On March 10, 2003, the Chief International Bureau of the U.S. FCC issued an Order suspending all settlement payments of U.S. facilities-based carriers to a number of Philippine carriers, including Globe Telecom, until such time as the U.S. FCC issues a Public Notice stating otherwise.

This Order had the effect of preventing U.S. facilities-based carriers such as AT&T from paying the affected Philippine carriers for switched voice services, whether rendered before or after the date of the Order. In response, the NTC issued an Order last March 12, 2003 ordering Philippine carriers not to accept traffic from U.S. carriers who do not pay for services rendered and to take all steps necessary to collect payment for services rendered.

On April 10, 2003, Globe Telecom filed a Petition for Review before the U.S. FCC seeking to lift the Order of the International Bureau.

On October 17, 2003, the NTC issued a Memorandum Order ordering all Philippine carriers to immediately accept terminating traffic via direct circuits from U.S. facilities-based carriers on mutually acceptable final or interim termination rates and on terms and conditions agreed upon by the parties.

In November 2003, MCI and Sprint concluded interim commercial arrangements with Globe Telecom for termination rates covering the period February 1, 2003 to March 31, 2004. On January 9, 2004, Globe Telecom and AT&T signed an interim agreement for termination rates.

On January 26, 2004, the U.S. FCC lifted the stop-payment order against Globe Telecom following confirmation by U.S. carriers that service with Globe Telecom had been normalized. U.S. carriers are now required to resume payments for termination services.

On January 10 and 11, 2004, the U.S. Department of Justice served subpoenas to three Globe Telecom executives requiring them to appear before a grand jury investigation in Hawaii. The investigation is for the purpose of determining if the conduct of the Philippine carriers in relation to the termination rate dispute may have violated U.S. Laws. The executives of other Philippine telecommunications companies were also served subpoenas. The outcome of the investigation is presently not determinable.

11.	Earnings Per Share

Globe Telecom’s earnings per share amounts for the three months ended March 31 were computed as follows:

	Basic EPS					Diluted EPS
	2003		2004		2004	2003		2004		2004
	(In Thousand Pesos, U.S. Dollars and Number of Shares, Except Per Share Figures) (Note 16)
Net income	(Peso)	2,003,538	(Peso)	3,053,657	$54,320	(Peso)	2,003,538	(Peso)	3,053,657	$54,320
Less dividends on preferred shares		16,742		17,538	312		—		—	—

Net income available to common shares	(Peso)	1,986,796		3,036,119	54,008	(Peso)	2,003,538		3,053,657	54,320

Weighted average number of shares		151,905		139,905	139,905		151,905		139,905	139,905
Dilutive shares arising from:
Convertible preferred shares - net		—		—	—		29,813		904	904
Stock options		—		—	—		1		242	92

		151,905		139,905	139,905		181,719		141,051	141,051

Per share figures	(Peso)	13.08	(Peso)	21.70	$0.39	(Peso)	11.03	(Peso)	21.65	$0.39

Globe Telecom acquired 12 million of its common shares in October 2003 following De Te Asia Holding GMBH’s sale of its equity investment in Globe Telecom.

12.	Reporting Segment

The Globe Group’s reportable segments consist of 1) wireless communication services; 2) wireline voice communication; and 3) wireline data communication services.

The Globe Group evaluates performance based on EBITDA [earnings before interest, income tax, depreciation and amortization and other income (expenses)]. The Globe Group’s segment information as of December 31, 2003 and for the three months ended March 31, 2003 and 2004 follows (in millions of pesos and U.S. dollars):

2003

	Wireless Communications Services		Wireline Voice Communications Services		Wireline Data Communications Services		Corporate[1]		Total
Revenues	(Peso)	10,494	(Peso)	848	(Peso)	328	(Peso)	—	(Peso)	11,670
Operating expenses		(3,473)		(419)		(184)		(637)		(4,713)

EBITDA[2]		7,021		429		144		(637)		6,957
Depreciation and amortization		(1,965)		(564)		(91)		(148)		(2,768)

EBIT		5,056		(135)		53		(785)		4,189
Other expenses - net		(1,144)		(98)		(79)		(464)		(1,785)

Income (loss) before income tax	(Peso)	3,912		((Peso)233)		((Peso)26)		((Peso)1,249)	(Peso)	2,404

Capitalized expenditures	(Peso)	1,834	(Peso)	1,779	(Peso)	48	(Peso)	154	(Peso)	3,815

Segment assets[3]	(Peso)	101,010	(Peso)	30,511	(Peso)	2,668	(Peso)	6,291	(Peso)	140,480

Segment liabilities[3]	(Peso)	70,838	(Peso)	10,161	(Peso)	921	(Peso)	2,650	(Peso)	84,570

2004

	Wireless Communications Services		Wireline Voice Communications Services		Wireline Data Communications Services		Corporate [1]		Total
Revenues	(Peso)	12,289	(Peso)	939	(Peso)	417	(Peso)	—	(Peso)	13,645
Operating expenses		(4,438)		(409)		(325)		(175)		(5,347)

EBITDA [2]		7,851		530		92		(175)		8,298
Depreciation and amortization		(2,806)		(566)		(71)		(229)		(3,672)

EBIT		5,045		(36)		21		(404)		4,626
Other income (expenses) - net		(1,327)		(23)		7		195		(1,148)

Income (loss) before income tax	(Peso)	3,718		((Peso)59)	(Peso)	28		((Peso)209)	(Peso)	3,478

Note 16		$66		($1)		$—		($4)		$62

Capitalized expenditures	(Peso)	4,333	(Peso)	51	(Peso)	96	(Peso)	249	(Peso)	4,729
Note 16		$77		$1		$2		$4		$84

Segment assets[3]	(Peso)	111,655	(Peso)	21,159	(Peso)	2,980	(Peso)	4,462	(Peso)	140,256
Note 16		$1,986		$376		$53		$79		$2,494

Segment liabilities[3]	(Peso)	82,604	(Peso)	1,813	(Peso)	299	(Peso)	870	(Peso)	85,586
Note 16		$1,469		$32		$5		$16		$1,522

The segment assets and liabilities as of December 31, 2003 follow:

	Wireless Communications Services		Wireline Voice Communications Services		Wireline Data Communications Services		Corporate[1]		Total
Segment assets [3]	(Peso)	110,491	(Peso)	21,361	(Peso)	2,283	(Peso)	5,307	(Peso)	139,442
Segment liabilities [3]	(Peso)	82,389	(Peso)	1,805	(Peso)	236	(Peso)	1,295	(Peso)	85,725

[1]	Corporate represents support services that cannot be directly identified with any of the revenue generating services.

[2]	The term EBITDA is generally defined as earnings before interest, tax, depreciation and amortization expense and is presented because it is generally accepted as providing useful information regarding a company’s ability to service and incur debt. The Globe Group’s presentation of EBITDA differs from the above definition by excluding other income (expenses). The Globe Group’s presentation of EBITDA may not be comparable to similarly titled measures presented by other companies and could be misleading because not all companies and analysts calculate EBITDA in the same manner.

[3]	Segment assets and liabilities do not include deferred income taxes.

13.	Notes to Statements of Cash Flows

The principal noncash transactions are as follows:

	March 31
	2003	2004		2004
	(In Thousand Pesos and U.S. Dollars) (Note 16)
Increase (decrease) in liabilities related to the acquisition of property and equipment	((Peso)824,634)	(Peso)	334,662	$5,953
Dividends on preferred shares	16,742		17,538	312

14.	Other Matters

On March 5, 2004, Innove filed an application with the NTC for the issuance of a Certificate of Public Convenience and Necessity (CPCN) to install, operate, and maintain local exchange carrier service, particularly integrated local telephone service with public calling stations in areas nationwide not yet covered by its existing CPCN and to charge the corresponding rates thereof.

15.	Reconciliation of Significant Differences between Generally Accepted Accounting Principles (GAAP) in the Philippines and the United States (U.S.)

Certain accounting practices used by Globe Telecom and Innove in preparing the accompanying consolidated financial statements conform with Philippine GAAP, but do not conform with U.S. GAAP. Also, where a certain accounting treatment is not covered by specific Philippine GAAP guidelines, disclosure of significant relevant underlying information may be considered sufficient and acceptable under Philippine GAAP reporting. A description of the significant differences and a reconciliation of net income, earnings per share and stockholders’ equity to U.S. GAAP follow.

Reconciliation of Net Income and Earnings Per Share

The net income and earnings per share portions of the statements of income under U.S. GAAP appear as follows:

	Three Months Ended March 31
	2003		2004		2004
	(In Thousand Pesos and U.S. Dollars) (Note 16)
Net income as reported under Philippine GAAP	(Peso)	2,003,538	(Peso)	3,053,657	$54,320
Add (deduct):
Foreign exchange losses capitalized to property and equipment accounts - net		(111,461)		(346,330)	(6,161)
Depreciation expense on capitalized foreign exchange losses - net		143,913		271,848	4,836
Accretion expense on Asset Retirement Obligation (ARO)		—		(17,175)	(306)
Depreciation expense on capitalized ARO		—		(9,454)	(168)
Deferred up-front fees under Staff Accounting Bulletin (SAB) 101		(8,112)		—	—
Amortization of deferred up-front fees under SAB 101		7,615		15,533	277
Deferred revenues under Emerging Issues Task Force (EITF) 00-21, Accounting for Revenue Arrangements with Multiple Deliverables		—		(59,204)	(1,053)
Amortization of deferred revenues under EITF 00-21		—		19,219	342
Deferred discounts related to unearned revenues under EITF 01-09, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Product)				41,005	729
Pension expense		(1,469)		(1,951)	(35)
Compensation expense		—		(3,596)	(64)
Fair value adjustments on hedging and other instruments - net		361,417		228,259	4,060
Fair value adjustments on available-for-sale securities to other comprehensive loss		—		(37,020)	(658)
Tax provision recognized as a reduction of goodwill		(67,519)		(319,114)	(5,677)
Effect of deferred income tax		141,539		(125,418)	(2,231)

Net income as reported under U.S. GAAP	(Peso)	2,469,461	(Peso)	2,710,259	$48,211

At December 31, 2003, goodwill was reduced by (Peso)1,845.95 million which represents the tax benefits from application of NOLCO and realization of other temporary differences acquired in a business combination with Innove as provided under Financial Accounting Standards (FAS) 109, Income Taxes. The comparative reconciliation for first quarter of 2003 has been restated from the previously presented 2003 reconciliation to include the related adjustment on this period. The adjustment increased the net income for the period by (Peso)141.90 million or (Peso)0.94 on a per share basis.

	Three Months Ended March 31
	2003		2004		2004
	(In Thousand Pesos and U.S. Dollars) (Note 16)
Basic EPS reported under Philippine GAAP	(Peso)	13.08	(Peso)	21.70	$0.39
Add (deduct):
Foreign exchange losses capitalized to property and equipment accounts - net		(0.73)		(2.47)	(0.04)
Depreciation expense on capitalized foreign exchange losses - net		0.95		1.94	0.03
Accretion expense on ARO		—		(0.12)	(0.00)
Depreciation expense on capitalized ARO		—		(0.07)	(0.00)
Deferred up-front fees under SAB 101		(0.05)		—	—
Amortization of deferred up-front fees under SAB 101		0.05		0.11	0.00
Deferred revenues under EITF 00-21		—		(0.42)	(0.01)
Amortization of deferred revenues under EITF 00-21		—		0.14	0.00
Deferred discounts related to unearned revenues under EITF 01-09		—		0.29	0.00
Pension expense		(0.01)		(0.01)	(0.00)
Compensation expense		—		(0.03)	(0.00)
Fair value adjustments on hedging and other instruments derivatives - net		2.38		1.63	0.03
Fair value adjustments on available-for-sale securities to other comprehensive loss		—		(0.26)	(0.00)
Tax benefits recognized as a reduction of goodwill		(0.45)		(2.28)	(0.04)
Effect of deferred income tax		0.93		(0.90)	(0.02)

Basic EPS as reported under U.S. GAAP	(Peso)	16.15	(Peso)	19.25	$0.34

Diluted EPS as reported under U.S. GAAP	(Peso)	13.58	(Peso)	19.21	$0.34

Reconciliation of Stockholders’ Equity

Stockholders’ equity under U.S. GAAP appears as follows:

	Three Months Ended March 31
	2003		2004		2004
	(In Thousand Pesos and U.S. Dollars) (Note 16)
Stockholders’ equity as reported under Philippine GAAP	(Peso)	52,854,341	(Peso)	51,379,311	913,962
Add (deduct):
Foreign exchange losses capitalized to property and equipment accounts - net		(6,613,796)		(7,956,097)	(141,527)
Accumulated depreciation on capitalized foreign exchange losses - net		1,669,995		2,405,475	42,790
Cumulative accretion on ARO		—		(189,679)	(3,374)
Accumulated depreciation on capitalized ARO		—		(112,022)	(1,993)
Deferred up-front fees under SAB 101		(389,425)		(398,631)	(7,091)
Accumulated amortization of deferred up-front fees under SAB 101		292,447		353,142	6,282
Deferred revenues under EITF 00-21		—		(165,874)	(2,951)
Accumulated amortization of deferred revenues under EITF 00-21		—		35,377	629
Deferred discounts related to unearned revenues under EITF 01-09		—		273,428	4,864
Pension expense		(27,735)		(28,977)	(515)
Proceeds from ESOWN to be recorded as temporary equity		(95,878)		(95,270)	(1,695)
Fair value adjustments on hedging and other instruments—net		(45,289)		(397,698)	(7,074)
Fair value adjustments on available-for-sale securities to other comprehensive loss		—		(25,055)	(446)
Fair value adjustments on underlying hedged obligations		—		(9,256)	(165)
Other comprehensive income (loss) - net of tax		(60,801)		32,347	575
Goodwill - net of amortization		2,181,331		322,446	5,736
Effect of deferred income tax		1,619,961		1,995,699	35,501

Stockholders’ equity as reported under U.S. GAAP	(Peso)	51,385,151	(Peso)	47,418,666	$843,508

Following is the consolidated statement of changes in stockholders’ equity under U.S. GAAP:

	Three Months Ended March 31
	2003		2004		2004
	(In Thousand Pesos and U.S. Dollars) (Note 16)
Paid-up Capital
Balance at beginning of period	(Peso)	42,250,151	(Peso)	42,294,384	$752,355
Subscribed		—		75	1
Collections - net of refunds		2,669		5,554	99
Expenses on stock offering and others, net		—		3,596	64

Balance at end of period		42,252,820		42,303,609	752,519

Other Comprehensive Income (Loss) - net of tax
Balance of beginning of period		(68,660)		(43,723)	(778)
Net mark-to-market value changes		7,859		76,070	1,353

		(60,801)		32,347	575

Retained Earnings
Balance at beginning of period		6,740,413		13,101,029	233,048
Net income		2,469,461		2,710,259	48,211
Dividends on:
Common stock		—		(2,518,270)	(44,796)
Preferred stock - Series “A”		(16,742)		(17,538)	(312)

Balance at end of period		9,193,132		13,275,480	236,151

Treasury Stock - Common		—		(8,192,770)	(145,737)

	(Peso)	51,385,151	(Peso)	47,418,666	$843,508

Other comprehensive (loss) income, net of tax, consists of the following:

	March 31
	2003		2004		2004
	(In Thousand Pesos and U.S. Dollars) (Note 16)
Available-for-sale securities	(Peso)	—	(Peso)	16,100	$286
Derivative instruments designated and qualified as cash flow hedges		(60,801)		16,247	289

		((Peso)60,801)	(Peso)	32,347	$575

The consolidated statements of cash flows prepared under Philippine GAAP conform with IAS No. 7, which is substantially similar to U.S. Financial Accounting Standards Board (FASB) Statement No. 95, Statement of Cash Flows, under U.S. GAAP. Thus, no reconciliation of the statements of cash flows is necessary.

Additional information on cash flows from investing activities for the three months ended March 31 follows:

	Three Months Ended March 31
	2003		2004		2004
	(In Thousand Pesos and U.S. Dollars) (Note 16)
Gross cash flows from:
Purchases: Available-for-Sale Securities	(Peso)	591,338	(Peso)	—	$—
Maturities: Held-to-Maturity		—		424,126	7,545

Accounting for Asset Retirement Obligations (ARO)

Under U.S. GAAP FAS 143, Accounting for Asset Retirement Obligations, the fair value of legal obligations associated with the retirement of a tangible long-lived asset that resulted from the acquisition, construction or development and the normal operation of a long-lived asset are required to be recognized in the period in which it is incurred. The Globe Group adopted this statement in July 2003. Previously, the Globe Group had not been recognizing amounts related to ARO. Under the new accounting method, the Globe Group recognizes ARO specifically for long-lived assets on leased property in the period in which they are incurred if a reasonable estimate of fair value of the obligation can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset.

The Globe Group is legally required under various lease agreements to dismantle the installations and restore the leased sites at the end of the lease contract term. The Globe Group recognizes the fair value of the liability for these obligations and capitalized the present value of these costs as part of the balance of the related property and equipment accounts, which are being depreciated on a straight-line basis over the lower of the useful life of the related asset or the contract period.

The market risk premium was excluded from the estimate of fair value of the ARO because a reasonable and reliable estimate of the market risk premium is not obtainable.

The proforma net income and basic and diluted earnings per share for the three months ended March 31, 2003 as if the statement had been applied amounted to (Peso)2,454.69 million, and (Peso)16.05 per share and (Peso)13.51, respectively. The proforma balances of ARO as of January 1 and March 31, 2003 amounted to (Peso)384.75 million and (Peso)400.35 million.

The following table describes the changes to the Globe Group’s ARO for the period ended March 31, 2004 (in thousand pesos and U.S. dollars) (Note 16):

ARO at beginning of period	(Peso)	519,308	$9,238
ARO capitalized to property and equipment during the period		32,296	574
Accretion expense during the period		17,175	306

ARO at end of period	(Peso)	568,779	$10,118

Accounting for Revenue Arrangements with Multiple Deliverables

U.S. GAAP, EITF 00-21, Accounting for Revenue Arrangements with Multiple Deliverables, requires that arrangements involving delivery or performance of multiple products, services, and/or rights to use the assets should be divided into separate units of accounting and, if separation is appropriate, provides how the arrangement consideration should be allocated to the identified accounting units. The Globe Group adopted EITF 00-21 starting July 2003.

The Globe Group determined that certain types of sales of wireless services that are bundled with package rate plans and handsets constitute revenue arrangements with multiple deliverables. These types of sales include simpack, prepaid phonekit and postpaid plan packages. The prepaid service simpack sales include airtime. The arrangement consideration received for the airtime services is recognized as revenue when earned. The remainder of the proceeds from simpack sales is allocated as activation revenue and is recognized over the average subscriber relationship period. The wireless postpaid plan and prepaid phonekit packages are sold with handsets. Arrangement consideration received for the handset is recognized as handset sales when the handset is delivered and accepted by the subscriber. Arrangement consideration received for the wireless service is recognized as service revenues when earned. No activation fee is charged on postpaid plans and prepaid phonekit packages.

The Globe Group determined that certain types of sales of wireline services that include installation fees, monthly service fees and sales of basic access/telephone units constitute revenue arrangements with multiple deliverables. Upon adoption of EITF No. 00-21, the Globe Group began recognizing installation fees as part of the total arrangement considerations for sales of wireline services. In the past, installation fees were recorded as separate revenue items, and were amortized over the estimated subscription period. The total consideration received on a particular contract is now allocated to monthly service fees and sales of the telephone units. Sales of telephone units are recorded as equipment sales when the handset is delivered to the subscriber while the monthly service fees are recorded as revenue when earned.

Employees’ Benefit Plan

Net pension cost for Globe Telecom under U.S. GAAP consists of the following components:

	Three Months Ended March 31
	2003		2004		2004
	(In Thousand Pesos and U.S. Dollars) (Note 16)
Service cost	(Peso)	28,888	(Peso)	25,656	$456
Interest cost		19,246		14,303	254
Net amortization		605		82,399	1,466
Return on plan assets		(18,881)		(99,777)	(1,775)

Net periodic pension cost	(Peso)	29,858	(Peso)	22,581	$401

Globe Telecom expects to make approximately (Peso)88.00 million ($1.57 million) of cash contributions to its pension plan in 2004.

Net pension cost for Innove under U.S. GAAP consists of the following components:

	Three Months Ended March 31
	2003		2004		2004
	(In Thousand Pesos and U.S. Dollars) (Note 16)
Service cost	(Peso)	1,872	(Peso)	656	$12
Interest cost		948		5,958	106
Net amortization and deferral		(5,648)		(761)	(14)
Expected return on plan assets		743		(4,485)	(80)

Net periodic pension cost		((Peso)2,085)	(Peso)	1,369	$24

Innove expects to make approximately (Peso)27.96 million ($0.50 million) of cash contributions to its pension plan in 2004.

Stock Option Plans of Globe Telecom

Globe Telecom applies Accounting Principles Board (APB) Opinion No. 25 and related interpretations in accounting for its stock option plans.

Globe Telecom has three stock-based compensation plans granted in 1998, 1999 and 2003. In 2002, Globe Telecom had fully amortized its compensation cost on stock based compensation issued in 1998 and 1999. For stock options granted in April 2003, compensation cost included in the determination of net income under APB Opinion No. 25 amounted to (Peso)3.60 million ($0.06 million) for the three months ended March 31, 2004. Compensation costs that would have been included in the determination of net income if the fair value had been applied amounted to (Peso)16.74 million ($0.30 million) for the three months ended March 31, 2004. Had compensation cost for this plan been determined consistent with the method of FAS 123, Globe Telecom’s U.S. GAAP net income and basic and diluted earnings per share for the three months ended March 31, 2004 would have been changed to the pro forma amounts of (Peso)2,697.27 million ($47.98 million) and (Peso)19.15 per share ($0.34) per share and (Peso)19.12 per share ($0.34) per share, respectively.

Business Combinations

Under Philippine GAAP, the excess purchase price arising from business combinations is offset against the additional paid-in capital of the acquiring entity as allowed by the Philippine SEC. Under U.S. GAAP, the excess of the cost of investment over the net of the amounts assigned to the assets acquired and liabilities assumed amounting to (Peso)2,763.90 million was recognized as goodwill which is amortized over its estimated useful life prior to adoption of FAS 142, Goodwill and Other Intangible Assets. Beginning 2002, the amortization was discontinued as periodic impairment review is being done in accordance with FAS 142.

Under FAS 109, Accounting for Income Taxes, if a valuation allowance is recognized for the deferred tax assets for an acquired entity’s deductible temporary differences or operating loss or tax credit carryforwards at acquisition date, the tax benefits for those items that are first recognized in financial statements after the acquisition date shall be applied (a) first to reduce to zero any goodwill related to the acquisition, (b) second to reduce to zero other noncurrent intangible assets related to the acquisition, and (c) third to reduce income tax expense. The deferred tax assets on NOLCO and other temporary differences of Innove have been provided with valuation allowance at the date of business combination. At December 31, 2003, the goodwill was reduced by (Peso)1,845.95 million, which represents the tax benefits from application of NOLCO and realization of other temporary differences acquired in a business combination with Innove. For the three months ended March 31 2004, additional reduction in goodwill amounted to (Peso)319.11 million ($5.68 million). As of March 31, 2004, the carrying value of goodwill amounted to (Peso)322.45 million ($5.74 million). Under Philippine GAAP, the realization of said tax benefits was recognized as a reduction of provision for deferred income tax in the consolidated statements of income.

Recent U.S. FASB Pronouncements

On December 17, 2003, the Staff of the U.S. SEC issued SAB 104, Revenue Recognition, which amends SAB 101, Revenue Recognition in Financial Statements. SAB 104’s primary purpose is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements, superseded as a result of the issuance of EITF 00-21. In addition, SAB 104 rescinds the U.S. SEC’s Revenue Recognition in Financial Statements Frequently Asked Questions and Answers (the FAQ) issued with SAB 101 that had been codified in U.S. SEC Topic 13, Revenue Recognition. Selected portions of the FAQ have been incorporated into SAB 104. While the wording of SAB 104 has changed to reflect the issuance of EITF 00-21, the revenue recognition principles of SAB 101 remain largely unchanged by the issuance of SAB 104. Adoption of this standard had no impact on the Globe Group’s financial statements except for those related to the multiple element revenue arrangements under EITF 00-21.

In December 2003, the FASB revised SFAS 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits. It requires additional disclosures to those in the original SFAS 132 about the plan assets, benefit obligations, cash flows and net periodic benefit cost of defined benefit plans and other postretirement benefit plans. The new disclosures are generally effective for 2003 calendar yearend financial statements of public companies, with a delayed effective date for certain disclosures and for foreign plans. The requirements of this statement are included in the 2003 consolidated financial statements.

16.	Convenience Translation

The financial statements are stated in Philippine pesos. The translations of Philippine pesos into U.S. dollars are included solely for the convenience of the reader, using the Philippine Dealing System weighted average rate as of March 31, 2004 at (Peso)56.216 to $1.00. The convenience translations should not be construed as representations that the Philippine peso amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

17.	Reclassification of Certain Accounts

Certain comparative figures have been reclassified to conform with the current period’s presentation (see Note 1).

18.	Events After the Balance Sheet Date

On April 29, 2004, Globe Telecom signed a $100.00 million syndicated term loan facility with various banks. The loan facility is a five-year amortizing term loan with a floating interest rate over U.S.$ LIBOR.

On May 4, 2004, the BOD approved the exercise of Globe Telecom’s option to redeem its 2009 Senior Notes. As of March 31, 2004, $151.21 million of the 2009 Senior Notes remain outstanding (see Note 6).

19.	Approval of the Financial Statements

On May 4, 2004, the BOD approved and authorized the release of the accompanying interim consolidated financial statements of Globe Telecom, Inc. and its Subsidiary as of and for the three months ended March 31, 2003 and 2004.

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

On 29 June 2001, Ayala Corporation (“AC”), Singapore Telecom International Pte Ltd. (“STI”), a wholly-owned subsidiary of Singapore Telecom (“ST”), and DeTeAsia Holding GmbH (“DTA”), a wholly-owned subsidiary of Deutsche Telekom(“DT”), marked the financial closing of the combination of Globe Telecom, Inc. (“Globe”) and Isla Communications Co., Inc. (“Islacom”) with the listing of the new Globe shares swapped in accordance with the share swap arrangements that have been completed. The transactions have made Islacom a 100% subsidiary of Globe. Consequently, the results of Islacom have been consolidated since that date. On 21 August 2003, the Philippine Securities and Exchange Commission (“Philippine SEC”) approved the change in name of Islacom to Innove Communications, Inc.(“Innove”). Globe and Innove are hereinafter collectively referred to as “Globe Group”. (See detailed discussion in the Wireline Services section).

You should read the following discussion and analysis together with Globe Group’s unaudited condensed consolidated financial statements under Philippine generally accepted accounting principles and related notes included elsewhere in this document, which contain additional information helpful in evaluating Globe Group’s operating results and financial condition.

As of and for the Three Months ended 31 March

Financial and Operational Highlights

(In million Pesos unless otherwise stated)

	Globe Group
As of and for the three months ended 31 March (Unaudited)	2004	2003	YoY change (%)
Profit & Loss Data
Net Operating Revenues [1]	13,645	11,670	17
Service Revenues [2]	12,826	11,040	16
Non-Service Revenues [2]	819	630	30
Costs and Expenses[1]	9,019	7,481	21
EBITDA[3]	8,275	6,180	34
Reconciliation of EBITDA to Net Income
EBITDA	8,275	6,180	34
Less: Depreciation and Amortization	3,672	2,768	33
Interest Expense	1,124	1,007	12
Provision for Income Taxes	425	401	6
Net Income	3,054	2,004	52
EBIT[4]	4,603	3,412	35
Reconciliation of EBIT to Net Income
EBIT	4,603	3,412	35
Less: Interest Expense	1,124	1,007	12
Provision for Income Taxes	425	401	6
Net Income	3,054	2,004	52
Net Income	3,054	2,004	52
Balance Sheet Data
Total Assets [5]	140,944	140,480	1
Total Debt	55,410	57,158	-3
Total Stockholders’ Equity	51,379	52,854	-3
Financial Ratios (x)
Total Debt to EBITDA	1.67	2.05
Interest Cover (Gross)	7.04	6.01
Total Debt to Equity (Gross)	1.08	1.08
Total Debt to Total Capitalization (Book)	0.52	0.52
Total Debt to Total Capitalization (Market)	0.33	0.40
Other Data
Net Cash from Operating Activities	6,231	4,447	40
Capital Expenditures [6]	4,285	3,681	16
Net Receivable Days	45	48	-6
Peso/Dollar Exchange Rate (In pesos)	56.216	53.604	5
No. of Regular Employees	4,417	3,908	13

[1]	Prior period figures have been restated as a result of reclassification of bonus credits and marketing promotions credited to subscriber billings as a deduction from gross revenues.

[2]	Effective June 2003, service revenues were stated net of prepaid reload discounts. Prepaid reload discounts were previously deducted from non-service revenues. Service and non-service revenues for the prior period have been restated for comparative purposes only.

[3]	EBITDA is defined as Earnings Before Interest, Taxes, Depreciation and Amortization. EBITDA is presented because it is generally accepted as providing useful information regarding a company’s ability to service and/or incur debt. EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with generally accepted accounting principles or as a measure of our profitability or liquidity. Funds depicted by this measure may not be available for debt service due to covenant restrictions, capital expenditure requirements and other commitments. Globe provides EBITDA as additional information regarding consolidated operating performance. EBITDA is neither a standard measure under U.S. GAAP nor Philippine GAAP. However, it is a common measure used to review the capability of companies to incur debt obligations. The components of EBITDA may vary between companies depending on the definition of EBITDA adopted by a company. By addressing differences in capital expenditures and associated depreciation expenses, as well as reported tax positions, goodwill, amortization and net interest expense, EBITDA provides further information about our consolidated operating performance and an additional measure for comparing our consolidated operating performance with other companies’ results.

[4]	EBIT is defined as earnings before interest and income taxes.

[5]	Prior period figures have been restated due to the adoption of SFAS 12/IAS 12 (Income Taxes) for comparative purposes only.

[6]	Consolidated Capital Expenditures include cash and non-cash components. (See related discussion in Liquidity and Capital Resources section)

Globe’s consolidated wireless service revenues accounted for 89% of the Globe Group’s net operating service revenues of (Peso)12,826 million in the first quarter of 2004 while the remaining 11% was contributed by the wireline business. The Globe Group’s net service revenues increased by 16%, driven mainly by subscriber growth, from (Peso)11,040 million in the first quarter of 2003 to (Peso)12,826 million for the same period in 2004.

The Globe Group reports operating revenues on a net basis, which consist of gross operating revenues (service and non-service) less domestic interconnection charges, international settlement payouts, prepaid reload discounts, bonus credits and marketing promotions credited to subscriber billings.

Gross operating service revenues for the wireless and wireline businesses include monthly service fees, applicable installation charges, airtime fees from local, national and international long distance, and international roaming services. Gross operating revenues also include data revenues from value-added services which include Short Messaging Service (“SMS”) or text messaging, Multi-Media Messaging Service (“MMS”), content downloading and infotext services.

Non-service revenues include proceeds from the sale of handsets, phonekits, accessories, and SIM packs. We registered non-service revenues of (Peso)819 million for the first quarter of 2004 compared to (Peso)630 million for the same period last year due to higher handset sales. Effective June 2003, service revenues were stated net of prepaid reload discounts to dealers for volume purchases. Prepaid reload discounts were previously deducted from non-service revenues. Service and non-service revenues for 2003 have been restated to account for the new application of prepaid reload discounts. The related revenue on prepaid reload sales is recognized upon usage. Non-service revenues continue to be reported net of discount on phonekits.

Domestically, the Globe Group pays interconnection charges to other carriers for calls originating from its network terminating to other companies’ networks and hauling charges for calls that pass through Globe’s network terminating in another network. Internationally, the Globe Group incurs payouts in connection with outbound international calls. These charges are based on a negotiated price per minute. The interconnection expenses paid as a percentage of gross service revenues increased to 21% for the first quarter of 2004 from 20% for the same period the previous year. As part of domestic interconnection agreements concluded in 2002, effective 01 January 2004, domestic calls terminating to Globe’s wireless network are charged a termination rate of (Peso)4.00 per minute (from (Peso)4.50 per minute in 2003) while calls terminating to Innove’s wireline voice network are charged a termination rate of (Peso)3.00 per minute (from (Peso)2.50 per minute in 2003).

On 30 September 2003, the transfer of Globe’s wireline voice and data business to Innove (previously named Isla Communications Co., Inc.) became effective. Effective 1 October 2003, all wireline business reporting is made under Innove. (See related discussion in Wireline Services section)

Net Operating Revenues by Line of Business

The table below shows the net operating revenues for each of the Globe Group’s businesses for the periods indicated:

	Globe Group
For the three months ended 31 March (in millions of pesos)	2004	2003	YoY change (%)
Net Operating Revenues [1] from:
Service Revenues: [2]
Wireless[3]	11,475	9,886	16
Voice	7,157	6,371	12
Data	4,318	3,515	23
Wireline	1,351	1,154	17
Voice[4]	934	826	13
Data[5]	417	328	27
Net Service Revenues	12,826	11,040	16
Non-Service Revenues[2]	819	630	30

Net Operating Revenues	13,645	11,670	17

[1]	Prior period figures have been restated as a result of reclassification of bonus credits and marketing promotions credited to subscriber billings as a deduction from gross revenues.

[2]	Effective June 2003, service revenues were stated net of prepaid reload discounts. Prepaid reload discounts were previously deducted from non-service revenues. Service and non-service revenues for the prior period have been restated for comparative purposes only.

[3]	Wireless net service revenues include: (1) monthly service fees; (2) charges for local calls in excess of the free minutes for various Globe Handyphone postpaid plans, including currency exchange rate adjustments, or CERA; (3) airtime fees from prepaid reload denominations (for Globe Prepaid Plus and Touch Mobile) recognized upon the earlier of actual usage of the airtime value or expiration of the unused value of the prepaid reload denomination which occurs between one and 60 days after activation depending on the prepaid value reloaded by the subscriber, net of (i) bonus credits and marketing promotions credited to subscriber billings and (ii) prepaid reload discounts; (4) revenues generated from international, national long distance calls and international roaming calls, net of any interconnection fees; and (5) revenues from value-added services such as SMS and MMS, content downloading and infotext, net of interconnection fees and content provider payouts.

[4]	Wireline voice net service revenues consist of: (1) monthly service fees including CERA; (2) installation charges and other one-time fees associated with the establishment of the service; (3) revenues from local, international and national long distance calls made by postpaid and prepaid wireline subscribers and payphone customers, net of prepaid and payphone call card discounts less bonus credits and marketing promotions credited to subscriber billings; and (4) revenues from value-added services; all net of interconnection fees to other carriers.

[5]	Wireline data net service revenues consist of revenues from: (1) international and domestic leased lines; (2) internet services; and (3) other wholesale transport services.

Wireless Services

	Globe Group
For the three months ended 31 March (in millions of pesos)	2004	2003	YoY change(%)
Wireless Net Revenues[1]	12,289	10,494	17
Service [2]	11,475	9,886	16
Voice	7,157	6,371	12
Data	4,318	3,515	23
Data as a % of Wireless Net Service Revenues	38%	36%
Data as a % of Total Wireless Net Revenues	35%	33%
Non-Service [2]	814	608	34
Subscribers – Net (End of period)	9,137,080	7,110,241	29
Postpaid	683,008	541,763	26
Prepaid	8,454,072	6,568,478	29
Globe Prepaid Plus	6,903,420	5,607,694	23
Touch Mobile	1,550,652	960,784	61

[1]	Prior period figures have been restated as a result of reclassification of bonus credits and marketing promotions credited to subscriber billings as a deduction from gross revenues.

[2]	Effective June 2003, service revenues are stated net of prepaid reload discounts. Prepaid reload discounts were previously deducted from non-service revenues. Service and non-service revenues for the prior period have been restated for comparative purposes only.

Wireless Services

Wireless voice revenues for the first quarter of 2004 increased by 12% against the comparable period last year while wireless data revenues for the first quarter of 2004 increased by 23% against the comparable period last year to (Peso)4,318 million on account of the 29% increase in wireless subscribers from 31 March 2003 and their corresponding usage of voice and data services.

Wireless Services - Postpaid

Globe offers postpaid services through its brand Globe Handyphone. The Company’s postpaid subscriber base registered at 683,008 as of 31 March 2004, 26% higher than the 541,763 posted as of 31 March 2003. Gross postpaid additions of 54,376 for the quarter were 19% lower than the 67,426 posted in the same period in 2003 as Globe managed down the handset subsidy component of its postpaid acquisition programs and recalibrated these programs to be more selective and targeted. During the period, postpaid disconnections exceeded gross additions such that the Company’s total base declined by 2,018 from the 685,026 subscribers reported for the full-year 2003.

Net ARPU per Globe postpaid wireless subscriber for the first quarter of 2004 increased to (Peso)1,612 from (Peso)1,570 for the same period in 2003 due mainly to higher voice revenues. Net ARPU is computed by dividing recurring wireless postpaid net operating service revenues for the period (net of interconnection charges to external carriers) by the average number of postpaid wireless subscribers and then dividing the quotient by the number of months in the period.

Globe’s postpaid ARPU on a gross basis averaged (Peso)2,104 for the first quarter of 2004 from (Peso)2,062 in the same period in 2003. Gross ARPU is computed by dividing recurring wireless postpaid gross service revenues for the period by the average number of postpaid wireless subscribers and then dividing the quotient by the number of months in the period.

Globe’s postpaid acquisition cost per subscriber decreased by 8% to (Peso)8,627 for the first quarter of 2004 compared to (Peso)9,335 for the same period last year. For the first quarter of 2004, handset and Subscriber Identification Module (“SIM”) subsidies accounted for 98% of acquisition cost while advertising/promotional expenses made up the balance of 2%. For the three months ended 31 March 2003, handset and SIM subsidies accounted for 95% while advertising expenses made up the balance of 5%.

The average monthly churn rate for Globe’s postpaid subscribers is defined as total disconnections net of reconnections divided by the average postpaid subscribers, divided by the number of months in the period. Globe’s postpaid churn rate averaged 2.8% per month for the first quarters of 2004 and 2003. For postpaid subscribers, permanent disconnections are made after a series of collection steps following non-payment. Such permanent disconnections generally occur within a predetermined period from statement date.

Wireless Services - Prepaid

Consolidated prepaid subscribers totaled 8,454,072 as of 31 March 2004 compared to 6,568,478 as of 31 March 2003. Globe offers prepaid services through its Globe Prepaid Handyphone Plus brand, while Innove offers prepaid services through its Touch Mobile brand.

A prepaid subscriber becomes active when the subscriber purchases a SIM card and uses it for the first time. When a prepaid subscriber loads airtime value into Globe’s system, the subscriber has between 1 and 60 days, depending on the reload denomination, to use the value credited before the value of the prepaid account expires. When the reload value expires and the subscriber does not reload, the subscriber retains the use of the wireless number to receive incoming text and calls ranging from 30 to 120 days depending on the reload denomination used. However, if the subscriber still does not reload value within that time, the subscriber loses the wireless number and the account will be permanently disconnected. At that point, the subscriber is then considered part of churn.

Proceeds from the sale of prepaid cards and airtime value through over-the-air reloading services are deferred and are shown as unearned revenues under the liabilities section of the balance sheet since the service has not yet been rendered. Revenue is realized upon actual usage of the airtime value or expiration of the unused value net of free service allocation, whichever comes earlier.

Globe Prepaid Plus

Growth in Globe Prepaid Plus’ subscriber base in the first quarter of 2004 reached 1,643,405 gross additions compared to 857,007 for the same period last year. Globe Prepaid Plus’ subscriber base totaled 6,903,420 as of 31 March 2004 compared to 5,607,694 as of 31 March 2003 or a 23% increase. Net additions for the first quarter of 2004 reached 230,407 compared to 407,194 for the same period last year.

The average monthly churn rate for Globe Prepaid Plus subscribers reached 6.9% for the first quarter of 2004 from 2.8% for the same period in 2003. The increase in churn rate was due to the delay in the launch of Globe AutoLoad Max, Globe Prepaid Plus’ over-the-air (“OTA”) reload service and management’s decision in 2003 not to engage in promotional offers enticing subscribers from other networks to exchange their existing services for Globe services.

The net ARPU for Globe Prepaid Plus registered a year-on-year decrease of 13% to (Peso)357 in the first quarter of 2004 from (Peso)410 for the same period in 2003 due to lower voice and data usage. Net prepaid ARPU is computed by dividing recurring wireless prepaid net operating service revenues for the period (net of discounts and interconnection charges to external carriers) by the average number of prepaid wireless subscribers and then dividing the quotient by the number of months in the period.

Globe’s prepaid gross ARPU averaged (Peso)497 for the first quarter of 2004 compared to (Peso)541 for the same period in 2003. Gross prepaid ARPU is computed by dividing recurring wireless prepaid gross service revenues for the period by the average number of prepaid wireless subscribers and then dividing the quotient by the number of months in the period.

Acquisition cost for Globe Prepaid Plus decreased by 3% to (Peso)256 for the first quarter of 2004 from (Peso)264 for the same period in 2003. For the first quarter of 2004, commissions contributed only 2% of acquisition costs, with handset and SIM subsidies accounting for 69% and advertising costs comprising the balance of 29%. In the first quarter of 2003, commissions contributed 2% of acquisition costs, handset and SIM subsidies accounted for 44%, while advertising costs comprised the remaining 54%.

Globe Prepaid Plus subscribers can reload airtime value or credits, which can be purchased from Globe’s centers and dealers or purchased electronically from designated merchants, automated teller machines, and reloading facilities. Subscribers can purchase prepaid call cards in denominations ranging from (Peso)100 to (Peso)1,000. On 7 November 2003, Globe launched AutoLoad Max, an OTA reloading service that allows retailers all over the country to automatically reload credits to prepaid subscribers. Currently, Globe Prepaid Plus subscribers can start getting load values as low as (Peso)25 and any amount in (Peso)1 increments up to (Peso)150. Additionally, Globe has its Share a Load service that enables subscribers to send prepaid load credits, via SMS, between Globe postpaid to prepaid subscribers and among prepaid subscribers (for both Globe Prepaid Plus and Touch Mobile subscribers).

Touch Mobile

Innove’s Touch Mobile subscribers totaled 1,550,652 subscribers as of 31 March 2004 compared to 960,784 subscribers as of 31 March 2003. Net additions of 48,808 for the first quarter were 55% lower than the 107,999 registered in the comparable period last year. Gross additions for the period reached 531,692 compared to 288,551 for the same period in 2003.

The net ARPU for Touch Mobile for the first quarter of 2004 was (Peso)189, while gross ARPU was (Peso)275. For the first quarter of 2003, Touch Mobile had a net ARPU of (Peso)259 and a gross ARPU of (Peso)340.

Acquisition cost per Touch Mobile subscriber was at (Peso)172 for the first quarter of 2004 compared to (Peso)110 for the same period last year. Of the total acquisition cost for the first quarter of 2004, handset and SIM subsidies accounted for 72%, commissions totalled 7% and advertising costs made up the balance of 21%. For the first quarter of 2003, handset and SIM subsidies accounted for 34%, while commissions added 1% and advertising costs made up the remaining 65%.

The average monthly churn rate for Touch Mobile registered at 10.6% for the first quarter of 2004 against 6.6% for the same period last year. The increase in churn rate was also due to the delay in the launch of Touch Mobile’s Family Autoload OTA service and management’s decision in 2003 not to engage in promotional offers enticing subscribers from other networks to exchange their existing services for Touch Mobile services.

Starting 2003, Globe implemented several churn management initiatives:

•	In June and July 2003, the Company launched its (Peso)100 call and text card for Globe Handyphone Prepaid Plus and the (Peso)50 and (Peso)100 call and text cards for Touch Mobile. Globe Handyphone Prepaid Plus’ (Peso)100 call and text card has a first and second expiry of 15 and 60 days, respectively while Touch Mobile’s (Peso)50 and (Peso)100 call and text card carry a first expiry of 7 and 15 days, respectively. If a Globe Handyphone Prepaid Plus or Touch Mobile subscriber fails to reload after the first expiry period, the subscriber will be barred from making outgoing calls. However, a Globe Handyphone Prepaid Plus or Touch Mobile subscriber may continue to receive incoming text and calls within the second expiry period after the termination of the ability to make outgoing calls and text messages.

•	In 2003, to promote new lower denomination call cards and new OTA reload values, the Company credited (Peso)50 to the accounts of selected prepaid subscribers who were nearing their second expiry. The objective of this program was to encourage prepaid subscribers who were about to enter their second expiry period to consider keeping their outbound voice and text capabilities using the more affordable lower denominated call cards and reload values.

•	On 30 September 2003, Touch Mobile launched its OTA reloading service, TM Family AutoLoad, that allows subscribers to purchase selected prepaid credits at a discount and share these with other Touch Mobile subscribers. Touch Mobile OTA prepaid credits are available in (Peso)25, (Peso)50 and (Peso)100 denominations. On 4 April 2004, TM Family AutoLoad introduced its (Peso)10 reload denomination and started offering the ability to load values in (Peso)1 increments from (Peso)10 to (Peso)150.

Touch Mobile call cards are also sold in denominations ranging from (Peso)50 to (Peso)500 and can be purchased from Globe business centers and dealers, or purchased electronically from designated merchants, automated teller machines and reloading facilities.

•	On 7 November 2003, Globe launched Globe AutoLoad Max, an OTA reloading service that allows retailers all over the country to automatically reload credits to prepaid subscribers. Globe Prepaid Plus OTA credits are available in (Peso)50 and (Peso)100 denominations. On 4 April 2004, Globe introduced its (Peso)25 reload denomination and started offering the ability to load values in (Peso)1 increments from (Peso)25 to (Peso)150. Total retailers for the OTA reloading service already exceeded 300,000 by the end of the first quarter of 2004.

•	On 17 January 2004, Globe launched its Share a Load service for its Globe Handyphone Postpaid, Globe Handyphone Prepaid and Touch Mobile subscribers. This service enables subscribers to send load credits, via SMS, between Globe postpaid to prepaid subscribers and among prepaid subscribers (for both Globe Handyphone Prepaid and Touch Mobile subscribers). Load credits are available in various denominations ranging from (Peso)5 to (Peso)500.

•	On 4 February 2004, Globe launched a nationwide Free SIM Swap program that allows subscribers of other mobile networks to easily switch to Globe Handyphone or Touch Mobile. By exchanging their active non-Globe/non-Touch Mobile prepaid SIM cards, subscribers can avail of a free Globe X-treme Memory SIM or a Touch Mobile Super Family 64K SIM, both with an initial load of (Peso)100 at all Globe business centers, Hubs and accredited switching booths nationwide.

Wireline Services

On 21 August 2003, the Philippine SEC approved the change in name of Globe’s 100% wholly-owned subsidiary, Islacom to Innove Communications, Inc. (“Innove”). The change in name is part of Globe’s strategy to integrate all of its wireline services under Innove. On 26 May 2003, Globe and Islacom filed a joint application with the National Telecommunications Commission (“NTC”) for authority to sell and transfer Globe’s wireline voice and wireline data services to Innove. On 7 August 2003, the NTC approved the legal transfer of Globe’s wireline business authorizations, properties, assets and obligations to Innove. The NTC also approved the common usage, operations and maintenance of the network elements of both Globe and Innove to ensure the smooth transfer of its services and prevent disruptions in interconnection with other carriers during the transition. Pursuant to the approval granted by the NTC, the wireline business of Globe was integrated into Innove on 30 September 2003. Effective 1 October 2003, all wireline voice and data services were consolidated under Innove. Innove remains a wholly-owned subsidiary of Globe.

Wireline Services – Voice

	Innove [2]
As of and for the three months ended 31 March (in millions of pesos)	2004	2003	YoY change(%)
Wireline Voice Net Service Revenues [1]	934	826	13
Wireline Voice Net Non Service Revenues	5	22	-77
Subscribers – Net (End of period)	275,192	226,826	21
Monthly churn rate (%)	1.0%	2.1%

[1]	Effective June 2003, service revenues have been stated net of prepaid and payphone call card discounts. Prepaid and payphone call card discounts were previously deducted from non-service revenues. Service and non-service revenues for prior periods have been restated for comparative purposes only.

[2]	January to September 2003 revenues for wireline voice services offered in Luzon and Mindanao were recognized under Globe.

Innove provides wireline voice communication services, including local, national long distance, international long distance and other value-added services, under the brand name Globelines. Innove provides wireline voice services in nine specific geographic areas in the Philippines, including parts of Metro Manila, the Calabarzon region and Central Mindanao and Visayas.

As of 31 March 2004, Innove had total wireline voice subscribed lines of 275,192 of which 63% were postpaid and 37% were prepaid. This total represents a 21% increase from the 226,826 subscribed lines registered as of 31 March 2003.

Innove’s net wireline voice ARPU for the first quarter of 2004 was (Peso)1,141 compared to (Peso)1,179 for the same period in 2003. Net wireline voice ARPU is computed by dividing recurring wireline voice net operating service revenues for the period (net of discounts and interconnection charges to external carriers) by the average number of wireline voice subscribers and then dividing the quotient by the number of months in the period.

The average monthly churn rate for Globelines was 1.0% for the first quarter of 2004 compared to 2.1% for the same period in 2003. Innove offers its prepaid landline services under the brand, Globelines Prepaid.

Wireline Services – Data

	Innove
For the three months ended 31 March (In millions of Pesos)	2004	2003 [1]	YoY change (%)
International Lease	155	118	31
Domestic Lease	154	130	18
Internet	101	69	46
Others	7	11	-36

Wireline-Data Net Operating Revenues	417	328	27

[1]	Effective 01 October 2003, all wireline voice and wireline data services were consolidated under Innove. January to September 2003 revenues from wireline data services were reported under Globe but reflected in above table as Innove to be comparable.

Innove offers nationwide wireline data, consisting of international and domestic leased lines, internet and other wholesale transport services, through the GlobeQuest brand. Wireline data net operating revenues, which consist of billings for these services increased by 27% to (Peso)417 million for the first quarter of 2004 from (Peso)328 million for the same period in 2003. The increase was due mainly to higher growth in the lease and internet service businesses.

International Long Distance Services (“ILD”)

Globe and Innove both offer ILD services. ILD services are offered between the Philippines and over 200 countries. This service generates revenues from both inbound and outbound international call traffic with pricing based on agreed international termination rates for inbound traffic revenues and NTC-approved ILD rates for outbound traffic revenues.

	Globe Group
For the three months ended 31 March	2004	2003	YoY change (%)
Total ILD Minutes (in million minutes) [1]	341	375	-9
Inbound	291	327	-11
Outbound	50	48	4
ILD Inbound / Outbound Ratio (x)	5.8	6.8

[1]	ILD minutes originating from and terminating to Globe and Innove networks.

On a consolidated basis, including contributions from the wireless and wireline services, ILD revenues stood at (Peso)3,448 million for the first quarter of 2004, translating to 27% of consolidated net service revenues for the first quarter of 2004 compared to (Peso)3,125 million and 28%, respectively, for the same period last year.

National Long Distance Services (“NLD”)

Globe and Innove both offer NLD services. Revenues from NLD services are generated from calls outside of a specific local area but within the Philippines.

	Globe Group
For the three months ended 31 March	2004	2003	YoY change (%)
Total NLD Minutes (in million minutes)	104	114	-9
Inbound	49	56	-13
Outbound	55	58	-5

Consolidated NLD revenues, from wireless and wireline services stood at (Peso)385 million for the first quarter of 2004, or a decrease of 26% from (Peso)519 million for the same period in 2003. The decline in consolidated NLD revenues is due to lower NLD traffic which, in turn, is caused by a preference of cellular-to-cellular calls over NLD calls. Consolidated NLD revenues for the first quarter of 2004 amounted to 3% of consolidated net service revenues for the period compared to 5% in 2003.

Both Globe and Innove offer Interexchange Carrier Services (“IXC”). Globe uses its Microwave Facilities called National Transmission Network (“NTN”) and the Nationwide Digital Transmission Network (“NDTN” or the “Telicphil Facilities”), while Innove uses its own backbone transmission network for hauling national and international interconnection traffic among wireless and wireline operators in the Philippines. Globe also has a Fiber Optic Backbone Network (“FOBN”) which supports its wireless, wireline voice and data, ILD, and NLD requirements. The FOBN is a combination of submarine and land fiber systems with an estimated fiber optic length of 1,300 kilometers. The Makati to Cebu portion of the FOBN, commissioned in June 2003, is now carrying live traffic while the Cebu to Iligan portion was completed in July 2003. The FOBN carries traffic for both Globe and Innove offered services.

Results of Operations

	Globe Group
For the three months ended 31 March (in millions of pesos)	2004	2003	YoY change (%)
Cost of Sales	1,664	1,374	21
Services and Others	896	813	10
Selling, Advertising and Promotions [1]	782	647	21
Staff Costs	668	643	4
Utilities, Supplies & Other Administrative Expenses	455	404	13
Repairs and Maintenance	370	366	1
Rent	338	388	-13
Entertainment, Amusement & Representation	2	2	—

Total Operating Costs and Expenses	5,175	4,637	12
Depreciation and Amortization	3,672	2,768	33
Provisions (Reversal of Allowance) for Doubtful Accounts	477	(27)	-1,867
Provisions for Inventory Losses, Obsolescence and Market Decline	16	27	-41
Provision (Reversal of Allowance) for Losses on Property and Equipment and Provisions for Other Probable Losses	(321)	76	-522

Total Costs and Expenses	9,019	7,481	21

[1]	Prior period figures have been restated as a result of reclassification of bonus credits and marketing promotions credited to subscriber billings as a deduction from gross revenues.

For the first quarter of 2004, the Company’s consolidated costs and expenses registered at (Peso)9,019 million, which includes total operating costs and expenses of (Peso)5,175 million.

Cost of Sales increased by 21% in the first quarter of 2004 to (Peso)1,664 million from (Peso)1,374 million for the same period in 2003 due mainly to higher phonekit sales for the period.

Services and Other expenses increased by 10% for the first quarter of 2004 due to increased security costs compared to the same quarter in 2003.

Utilities, supplies and other administrative expenses however increased by 13% year-on-year due to higher electricity charges and increased consumption of supplies related to marketing and operational activities.

Rent expenses decreased by 13% in the first quarter of 2004 due to cost savings from the wireline business integration. (See related discussion on Wireline Services)

Selling, Advertising and Promotions expenses increased by 21% to (Peso)782 million for the first quarter of 2004 from (Peso)647 million for the same period in 2003 due to continued marketing emphasis to acquire new and retain existing subscribers.

Depreciation and amortization on a consolidated basis amounted to (Peso)3,672 million for the first quarter of 2004 compared to the (Peso)2,768 million for the same period in 2003. The increase reflected additional depreciation charges related to various telecommunications equipment placed in service during the period and change in the Estimated Useful Life (“EUL”) of certain equipment. In the first quarter of 2004 as a result of periodic review of the estimated useful lives and depreciation methods applied to certain items of property and equipment, management came to the conclusion that there has been a significant change in the expected pattern of economic benefits from certain telecommunications equipment and investments in certain cable systems. Globe prospectively revised the remaining useful lives of certain switch equipment from 15 to 10 years and certain investments in cable systems from 20 to 15 years. In addition, Globe prospectively accelerated the remaining EUL of certain telecommunications equipment, which are specifically identified to be useful for specific periods shorter than the previous EUL. These changes have been accounted for as a change in accounting estimates. These changes increased depreciation expense for the three months ended 31 March 2004 by about (Peso)499 million or a (Peso)3.57 reduction in basic earnings per share, before related income taxes. Depreciation is computed using the straight-line method over the estimated useful life of the assets. The weighted EUL of all assets, as of 31 March 2004, is 9.04 years.

Provisions for trade receivables amounted to (Peso)330 million in the first quarter of 2004 compared to (Peso)193 million for the first quarter of 2003 due to higher provisions for postpaid accounts. Provision for doubtful accounts for traffic receivables reached (Peso)147 million in the first quarter of 2004 compared to (Peso)227 million net reversal in the same period in 2003 due to subsequent settlement of traffic receivables previously provided with allowance. Provisions for other receivables totaled (Peso)7 million for the first quarter of 2003. As a result, provisions for doubtful accounts amounted to (Peso)477 million for the first quarter of 2004, versus (Peso)27 million net reversal for the first quarter of 2003.

Net subscriber receivable days for the first quarter of 2004 was 45 compared to 48 for the same period in 2003. Globe maintains an allowance for doubtful accounts at a level considered adequate to provide for potential uncollectible receivables. For subscriber receivables, an allowance is calculated using the policy of providing full allowance for receivables from permanently disconnected subscribers. Permanent disconnections are made after a series of collection steps following non-payment by wireless and wireline subscribers. Such permanent disconnections generally occur within a predetermined period from statement date. Full allowance is also provided for individual and business wireless subscribers with outstanding receivables that are past due by 90 and 120 days, respectively and those on temporary disconnected status that are subject for termination within the succeeding month. For wireline residential and business subscribers, full allowance is provided for outstanding receivables that are past due by 90 and 150 days, respectively. For traffic settlement receivables, a policy of providing full allowance is adopted for net international and national traffic settlement accounts that are not settled within 10 months from transaction date and after a review of the status of settlement with other carriers. Additional provisions are made for accounts specifically identified to be doubtful of collection.

For the quarter ended 31 March 2004, Globe recognized provisions for inventory losses, obsolescence and market decline of (Peso)16 million compared to (Peso)27 million for the same period in 2003. Inventories and supplies are stated at the lower of cost or net realizable value, with cost determined using the moving-average method. An allowance for market decline is provided equivalent to the excess of the cost over the net realizable value of inventories. When inventories are sold, the related allowance is reversed in the same period, with the appropriate sales (revenues) and cost of sales (expenses) recognition. An allowance is also provided for obsolescence and probable losses. Full obsolescence allowance is provided when the inventory is non-moving for more than a year. A 50% allowance is provided for slow-moving items.

The Globe Group recognized net reversal of provision for other probable losses amounting to (Peso)321 million for the three months ended 31 March 2004 resulting mainly from recent favorable developments that called for a reassessment of existing provisions compared to (Peso)76 million provisions in the same period in 2003.

Consolidated EBITDA for the first quarter of 2004 was (Peso)8,275 million compared to (Peso)6,180 million for the same period in 2003. Consolidated EBITDA is defined as consolidated earnings before interest, taxes, depreciation and amortization and is presented because it is generally accepted as providing useful information regarding a company’s ability to service and/or incur debt. EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with generally accepted accounting principles or as a measure of our profitability or liquidity. Funds depicted by this measure may not be available for debt service due to covenant restrictions, capital expenditure requirements and other commitments. Globe provides EBITDA as additional information regarding consolidated operating performance. EBITDA is neither a standard measure under U.S. GAAP nor Philippine GAAP. However, it is a common measure used to review the capability of companies to incur debt obligations. The components of EBITDA may vary between companies depending on the definition of EBITDA adopted by a company. By addressing differences in capital expenditures and associated depreciation expenses, as well as reported tax positions, goodwill, amortization and net interest expense, EBITDA provides further information about our consolidated operating performance and an additional measure for comparing our consolidated operating performance with other companies’ results.

Consolidated EBITDA margin for the period ended 31 March 2004 was 65% compared to 56% for the same period in 2003. EBITDA margin is computed on the basis of net service revenues.

Details of consolidated Other Income/(Expenses) for the three months ended 31 March 2004 and 2003 are as follows:

	Globe Group
For the three months ended 31 March (In millions of Pesos)	2004	2003	YoY change (%)
Interest Income	137	200	-31
Interest Expense	(1,178)	(1,157)	2
Capitalized Interest Expense	54	149	-64

Net Interest Income/(Expense)	(987)	(808)	22

Swap Costs and Other Financing Charges	(449)	(476)	-6
Provision for Impairment in Value of Investments	—	(728)	-100
Equity in Net Loss of Investee Company	—	(3)	-100
Others – net	288	230	25

Sub-Total	(161)	(977)	-83

Total Other Expenses	(1,148)	(1,785)	-36

Globe Group posted total net interest expense of (Peso)987 million and (Peso)808 million for the three months ended 31 March 2004 and 2003, respectively. Interest and other related financing charges on borrowed funds used to finance the acquisition of property and equipment to the extent incurred during the period of installation are capitalized as part of the cost of the property. The capitalization of these borrowing costs, as part of the cost of the property, (a) commences when the expenditures and borrowing costs being incurred during the installation and related activities necessary to prepare the property for its intended use are in progress; (b) is suspended during extended periods in which active development is interrupted; and (c) ceases when substantially all the activities necessary to prepare the property for its intended use are complete. These costs are amortized using the straight-line method over the estimated useful lives of the related property.

For the quarter ended 31 March 2004, Globe incurred (Peso)129 million bond redemption costs (included under swap costs and other financing charges) for the redemption of US$23.4 million of its 13% senior notes due 2009 (“2009 Senior Notes”). The redemption is part of Globe’s liability management strategy which is expected to generate savings for the Company. Globe has so far redeemed US$68.8 million of the bonds since February 2003. Globe also incurred (Peso)320 million swap costs accruing on the long term currency and interest rate swap contracts (See related discussion in Foreign Exchange Exposure section).

During the first quarter of 2003, Innove recognized full provisions for its 4.25% equity investment in C2C Holdings Pte. Ltd. (“C2C Holdings”) amounting to (Peso)716 million. As of 31 December 2003, Innove had a full provision for its equity investment in C2C Holdings of (Peso)895 million. The provisions were made following the assessment by C2C Holdings of the estimated future cash flows expected from the continuing use of the cable network assets of C2C Pte. Ltd. (“C2C”) until the end of its economic useful life and after considering the increased potential risk to the restructuring of C2C’s debt. This considered an independent market study commissioned to revalidate the bandwidth market potential and its effect on C2C Holdings.

C2C Holdings is the holding company for the equity investments of all investors in C2C, the company that owns the C2C cable network. Aside from Innove’s equity stake in C2C Holdings, Globe has separately purchased capacity on the C2C cable network and has invested in a cable landing station located in Nasugbu, Batangas.

Notwithstanding Innove’s full provision against the equity investment in the holding company, Globe recognizes the long-term benefits of its purchased capacity in C2C and its investment in the cable landing station. Aside from servicing the network requirements of Globe and Innove, the Company has started benefiting from savings on lower bandwidth costs.

C2C is a private cable company with a 17,000 kilometers network that links China, Hong Kong, Japan, Singapore, South Korea, Taiwan and the Philippines. The C2C cable network started full commercial operations in March 2002.

Consolidated earnings before interest and taxes (EBIT) amounted to (Peso)4,603 million for the first quarter of 2004 compared to (Peso)3,412 million for the same period in 2003.

For the period ended 31 March 2004, Globe’s provision for current and deferred income tax amounted to (Peso)412 million or an effective income tax rate of 16% of net income before its share in Innove’s net income and before Globe’s income tax compared to (Peso)380 million and 19% in 2003, respectively. Globe’s consolidated provision for current and deferred income tax amounted to (Peso)425 million for the first three months of 2004.

Consolidated net income increased by 52% year-on-year to (Peso)3,054 million from the (Peso)2,004 million (after provisions against Innove’s C2C equity investment) posted for the same period in 2003 due to steady revenue growth and improved margins.

Accordingly, consolidated basic and diluted earnings per common share were (Peso)21.70 and (Peso)21.65, respectively, for the first quarter of 2004. In the first quarter of 2003, basic and diluted earnings per share were at (Peso)13.08 and (Peso)11.03, respectively. The increase in earnings per share was due to improved operating results for the quarter plus the accretion resulting from the company’s buyback of 12 million shares on 24 October 2003. (See related discussion in Capital Resources section) Basic earnings per share (“EPS”) is computed by dividing earnings applicable to common stock by the weighted average number of common shares outstanding during the period including fully-paid but unissued shares, if any, as of the end of the period after giving retroactive effect for any stock dividends, stock splits or reverse stock splits during the period. Diluted EPS is computed assuming that the stock options are exercised and qualified convertible preferred shares are converted.

Adoption of New Accounting Policies

As discussed in Note 1 of our condensed consolidated financial statements, the Globe Group adopted SFAS 12/IAS 12, “Income Taxes” and SFAS 17/IAS 17, “Leases”. These standards became effective for annual financial statements covering the period beginning 1 January 2004 and for interim financial statements starting 2004 and are an adoption of their corresponding International Accounting Standards. As a result of the adoption, the following critical accounting policies were revised accordingly.

Income Taxes

Deferred income tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred income tax liabilities are recognized for all taxable temporary differences and deferred income tax assets are recognized for all deductible temporary differences, and the carry forward benefits of the excess of the minimum corporate income tax (“MCIT”) over regular corporate income tax, and net operating loss carryover (“NOLCO”) to the extent that it is probable that taxable income will be available against which the deferred tax asset can be used. As an exception, deferred tax asset or liability is not recognized if it relates to deductible or taxable temporary differences, respectively, that arises from initial recognition of an asset and liability in a transaction that is not a business combination, and, at the time of transaction affects neither the accounting income nor taxable income or loss. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred tax asset to be utilized. Deferred tax assets and liabilities are measured using the tax rate expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled and the carryforward benefits of the MCIT and NOLCO are expected to be realized.

Leases

Finance leases, which transfer to the Globe Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against current operations.

Capitalized leased assets are depreciated over the shorter of the estimated useful lives of the assets or the lease terms.

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the income statement on a straight-line basis over the lease term.

Foreign Exchange Exposure

The Philippine Peso closed at (Peso)56.216 on 31 March 2004 from (Peso)53.604 at 31 March 2003. As a result of the translation of these foreign currency-denominated assets and liabilities, the Globe Group’s reported net foreign currency revaluation losses amounted to (Peso)235 million and (Peso)90 million for the quarters ended 31 March 2004 and 2003, respectively.

The foreign exchange differentials arising from remeasurement of foreign currency-denominated accounts (other than those relating to the liabilities/borrowed funds attributed to financing capital projects and those covered by swap agreements) are charged/credited to current operations. The Globe Group’s net foreign exchange gains credited to current operations amounted to (Peso)175 million and (Peso)45 million for the quarters ended 31 March 2004 and 2003, respectively.

The consolidated foreign exchange differentials attributed to the remeasurement of foreign currency-denominated liabilities used to finance the acquisition and installation of Globe and Innove’s property and equipment consisted of foreign exchange losses amounting to (Peso)346 million and (Peso)111 million for the quarters ended March 31, 2004 and 2003, respectively. These foreign exchange differentials were added to the cost of the appropriate property and equipment accounts. Globe’s foreign exchange losses differentials arising from remeasurement of foreign currency-denominated liabilities/borrowed funds covered by currency swap contracts amounted to (Peso)64 million and (Peso)24 million for the quarters ended March 31, 2004 and 2003, respectively. These losses were offset by the translation gains from the related currency swaps.

Upon business combination with Innove in 2001, Globe recorded the new cost basis for Innove’s assets and liabilities arising from the allocation of the purchase price over the fair value of Innove’s net assets. The balance of foreign exchange losses amounting to (Peso)3,895 million capitalized by Innove as part of property and equipment prior to the business combination and other fair market value adjustment amounting to (Peso)434 million formed part of Globe’s new cost basis of Innove property and equipment as of 30 June 2001. As of 31 March 2004, the net book value of the capitalized foreign exchange losses and other fair value adjustment forming part of the new cost basis of Innove’s property and equipment amounted to (Peso)2,426 million and (Peso)216 million respectively.

SFAS 21/IAS 21, “The Effects of Changes in Foreign Exchange Rates”, provides certain restrictions in allowing the capitalization of foreign exchange differentials. SFAS 21/IAS 21 will become effective for financial statements covering periods beginning on or after January 1, 2005. Accordingly, the Globe Group under this standard, will no longer be able to capitalize foreign exchange differentials effective 1 January 2005. On such date, any remaining balance of the capitalized foreign exchange differentials, net of income tax effect, will be adjusted retroactively against retained earnings and comparative consolidated financial statements will be restated. As of 31 March 2004, the net cumulative foreign exchange losses included in property and equipment amounted to (Peso)5,551 million, net of accumulated depreciation of (Peso)2,405 million. The Globe Group has the option to retain the capitalization of the portion of foreign exchange differentials that qualify as borrowing costs. As of March 31, 2004, the estimated undepreciated foreign exchange losses that qualify as borrowing costs amounted to about (Peso)567 million.

To mitigate foreign exchange risk, Globe enters into short-term foreign currency forwards and long-term foreign currency swap contracts. Short-term forward contracts are used to manage Globe’s foreign exchange exposure related to foreign currency-denominated monetary assets and liabilities. For certain long term foreign currency denominated loans, Globe enters into long term foreign currency and interest rate swap contracts to manage its foreign exchange and interest rate exposures.

As of 31 March 2004, Globe had US$317.7 million in outstanding foreign currency swap agreements, some of which have option features.

Globe also has outstanding interest rate swaps, under which it effectively swaps some of its floating rate U.S. dollar-denominated loans into fixed rate, with semi-annual payment intervals up to August 2007. The swaps had a total outstanding notional amount of US$104.3 million as of 31 March 2004.

As of 31 March 2004, Globe had outstanding US$28 million short-term forward contracts, some of which also have option features. Additionally, US$5 million is composed of non-deliverable currency forward contracts purchased via the Currency Risk Protection Program of the Bangko Sentral ng Pilipinas.

As of 31 March 2004, Globe also has short-term floating to fixed interest rate swap contract with a notional amount of (Peso)1.1 billion to manage its floating interest rate exposure on certain short-term peso investments. Under this contract, Globe receives fixed interest rate and pays floating interest rate based on compounded overnight investment rate of the counterparty over a specified period of time.

As of 31 March 2004, Globe had investments in US Dollar Linked Peso Notes (“DLPN”) with a face value totaling (Peso)260 million maturing in November 2004 and December 2005. The notes are issued by the Republic of the Philippines (“ROP”), denominated in Philippine Pesos, with coupon payments and redemption amounts adjusted for the appreciation or depreciation of the US dollar to the Philippine peso exchange rate. As such, the instrument behaves similarly to a US-dollar asset. As of 31 March 2004, Globe sold US$5.4 million non-deliverable currency forward contracts to fix the Philippine peso cash flows from coupon and redemption of the DLPNs.

As of 31 March 2004, Globe and Innove had investments in U.S. Dollar Notes (“US$ Notes”) issued by foreign financial institutions with average maturities of September 2004 and June 2004 totalling US$25 million. The interest rate of the US$ Notes is based on LIBOR plus spread payable semi-annually, with an early redemption feature triggered by specified credit events of the ROP. The credit events include: failure to pay, obligation acceleration, repudiation/moratorium/sovereign event and restructuring of the ROP’s reference obligations as defined in the agreements. If a credit event occurs during the applicable period, the Issuer may redeem the US$ Notes through delivery of the ROP reference obligations or its cash settlement amount, depending on specified criteria and agreed computations.

For disclosure purposes, the estimated unrealized mark-to-market gain on the outstanding derivatives of Globe amounted to US$22.6 million ((Peso)1,271 million) based on the mark-to-market valuation as of 31 March 2004 provided by counterparty banks. Such unrealized mark-to-market gain is not included in the determination of net income.

The amount of US$ debt swapped into pesos and peso-denominated debt accounts for approximately 54.6% of consolidated loans as of 31 March 2004.

Consolidated foreign currency linked revenues were 28% of total net revenues for the period ended 31 March 2004 versus 30% in 2003. Foreign currency linked revenues include those that are: (1) billed in foreign currency and settled in foreign currency, or (2) billed in Pesos at rates linked to a foreign currency tariff and settled in Pesos, (3) wireline monthly service fees and the corresponding application of the Currency Exchange Rate Adjustment or CERA mechanism, under which Globe has the ability to pass the effects of local currency depreciation to its subscribers. These revenues serve as a natural hedge to our foreign exchange exposure.

Liquidity and Capital Resources

Consolidated assets as of 31 March 2004 amounted to (Peso)140,944 million compared to (Peso)141,886 million as of 31 December 2003.

As of 31 March 2004, current ratio on a consolidated basis was 0.97:1 compared to 1.03:1 as of 31 December 2003. Consolidated cash, cash equivalents and short term investments was at (Peso)14,393 million at the end of the first quarter of 2004. Gross debt to equity ratio of 1.08:1 on a consolidated basis remains well within the 2:1 debt to equity limit dictated by certain debt covenants.

The financial tests under Globe’s loan agreements include compliance with the following ratios:

•	Total debt to equity not exceeding 2:1;

•	Total debt to EBITDA of 4:1 during the year 2002 and 3:1 thereafter;

•	Debt service coverage exceeding 1.3 times (except for refinancing of the 2009 Senior Notes which the lenders consented to exclude from the computation);

•	Secured debt ratio not exceeding 0.2 times.

Additionally, our loan agreements also contain a number of negative covenants that restrict our ability to take certain actions, including incurring debt, making investments, extending loans, paying dividends, disposing of assets, extending guarantees or assuming the obligations of other persons, paying dividends, creating security interests, merging or consolidating with any other company and allowing a substantial change in control or management of us. Our high debt levels could have important adverse consequences, including reducing our ability to satisfy our debt obligations, limiting our ability to obtain additional financing for working capital, capital expenditures, debt service and other purposes, requiring us to divert a substantial portion of our operating cash flow to debt service, limiting our flexibility in reacting to and taking advantage of developments and opportunities in the Philippine communications industry and our business, and placing us at a competitive disadvantage to our competitors that have less debt.

Consolidated net cash flow from operations amounted to (Peso)6,231 million for the three months ended 31 March 2004 from (Peso)4,447 million for the same period in 2003.

	Globe Group
As of and for the three months ended 31 March (in millions of pesos)	2004	2003	YoY change
Capital Expenditures (Cash)	3,951	4,506	-12
Increase (Decrease) in Liabilities related to Acquisition of PPE	334	(825)	-140

Total Capital Expenditures	4,285	3,681	16
Total Capital Expenditures / Service Revenues (%)	33	33

Consolidated net cash used in investing activities amounted to (Peso)3,361 million for the first quarter of 2004 compared to (Peso)5,120 million for the same period in 2003. Consolidated capital expenditures for the first quarter of 2004 amounted to (Peso)4,285 million. With Globe’s core network in place, the focus of the network roll-out in 2004 will be to enhance coverage and increase capacity in its target markets. For 2004, Globe has earmarked around US$350 million for capital expenditures that will be spent primarily on expanding its wireless network and enhancing the necessary transmission facilities in areas where traffic is expected to surge. Of the US$350 million budget, US$260 million will be for new projects while the remainder relates to carry-over projects which we have started and have committed to in 2003 for completion in 2004. The 2004 capital expenditures program will be funded through internally-generated cash and debt financing in more or less equal proportion.

Consolidated net cash used in financing activities for the first quarter of 2004 amounted to (Peso)3,604 million compared to (Peso)1,724 million provided by financing activities for the same period in 2003. Consolidated total debt as of 31 March 2004 amounted to (Peso)55,410 million. Loan repayments of Globe for the first quarter of 2004 amounted to (Peso)4,693 million (US$83 million). The average annual principal repayment of existing consolidated debt for the next three years is US$136 million. As of 31 March 2004, Globe redeemed US$68.79 million of the 2009 Senior Notes.

On February 2004, Globe issued (Peso)3.0 billion worth of Philippine SEC registered bonds. This completes the company’s refinancing requirement for its 2009 Senior Notes.

Below is the schedule of debt maturities for Globe for the years stated below based on total debt as of 31 March 2004:

Year Due	Principal (US$ millions)
2004	109
2005	147
2006	151
2007	112
2008 through 2012	467
Total	986

Stockholders’ equity was (Peso)51,379 million as of 31 March 2004. On 16 October 2003, Globe approved the purchase of 12 million common shares from DTA at (Peso)680 per share for a total of (Peso)8.19 billion. This purchase is equivalent to 7.9% of Globe’s total outstanding common shares. DTA’s offer to sell all or part of its 37.7 million shares had earlier been accepted by AC and STI, a wholly-owned subsidiary of ST. AC and STI then gave Globe an option to participate in the transaction by buying back a portion of the shares of DTA.

The proposal was evaluated and approved by the Special Committee, organized by the Board of Directors (“BOD”) for this purpose, which was made up of three directors who are not executives of AC, ST or DT. The Special Committee approved the Company’s participation on the basis that the transaction will facilitate improved shareholder returns and result in a more optimum capital structure. Globe’s participation in the form of a buyback provided earnings per share accretion resulting from the distribution of earnings over the reduced number of outstanding shares. This buyback of shares and the related earnings per share accretion is expected to benefit all shareholders by providing support for Globe’s share price while still keeping the Company’s financial leverage at comfortable levels. On 21 October 2003, Globe disclosed to the Philippine SEC that it had signed a definitive agreement to purchase 12 million shares of the common stock of Globe from DTA at a price of (Peso)680 per share. Globe closed its purchase of common shares from DTA on 24 October 2003.

With Globe’s decision to participate, the DTA’s Globe common shares were sold as follows: AC at 10.04 million shares, STI with 15.64 million shares and Globe with 12 million shares.

On 12 November 2003, AC and ST each sold 3.75 million common shares at (Peso)765 a share though a transaction on the Philippine Stock Exchange. After the transaction, both AC (including shares owned by a subsidiary where it has full voting power) and ST each owned 40% of Globe’s outstanding common shares. Subsequently, the Company’s free float increased from 14.5% to 20%.

As of 31 March 2004, Globe’s capital stock consists of:

1.	Preferred stock Series “A” at a par value of (Peso)5 per share of which 158.5 million are outstanding out of a total authorized of 250 million shares.

Preferred stock “Series A” has the following features:

(a)	Convertible to one common share after 10 years from issue date at a price which shall not be less than the prevailing market price of the common stock less the par value of the preferred shares;

(b)	Cumulative and non-participating;

(c)	Floating rate dividend (set at MART 1 plus 2% average for a 12-month period);

(d)	Issued at (Peso)5 par;

(e)	Voting rights;

(f)	Globe has the right to redeem the preferred shares at par plus accrued dividends at any time after 5 years from date of issuance; and

(g)	Preferences as to dividend in the event of liquidation.

In 2003, the BOD of Globe approved the declaration of dividends amounting to (Peso)68 million, payable to preferred stock “Series A” shareholders. Globe fully paid its remaining dividends payable of (Peso)109 million as of 31 December 2002. As of 31 March 2004, the outstanding dividends payable to preferred shareholders amounted to (Peso)86 million.

2.	Common shares at a par value of (Peso)50 per share of which 151.9 million shares have been issued and 139.9 million are outstanding as of 31 March 2004 out of a total authorized of 200 million shares. The 12 million shares acquired from DTA are considered treasury shares and are treated as issued but not outstanding. Globe has no plans to reissue these shares.

On 1 April 2003, the BOD approved the declaration of cash dividends of (Peso)2.13 billion ((Peso)14.00 per share) to common stockholders of record as of 21 April 2003. Globe paid the cash dividend on 6 May 2003.

On 29 January 2004, the BOD approved a new dividend policy to declare cash dividends to its common shareholders on a regular basis as may be determined by the BOD from time to time. The BOD had set out a dividend payout rate of approximately 50% of prior year’s net income payable semi-annually in March and September of each year. This will be reviewed annually taking into account Globe’s operating results, cash flows, debt covenants, capital expenditure levels and liquidity. The BOD also declared the first semi-annual cash dividend in 2004 of (Peso)18 per share payable to common stockholders of record as of 18 February 2004 and a total of (Peso)2.52 billion dividends was paid on 15 March 2004.

Consolidated Return on Average Equity for the period ended 31 March 2004 stood at 24%.

Off-Balance Sheet Arrangements

Globe did not have any off-balance sheet arrangements as of 31 March 2004.

Recent Developments:

Globe is an intervenor in and Innove (formerly Isla Communications Co., Inc.) is a party to Civil Case No. Q-00-42221 entitled “Isla Communications Co., Inc. et. al., versus National Telecommunications Commission et. al.,” before the Regional Trial Court (“RTC”) of Quezon City by virtue of which Globe and Innove, together with other cellular operators, sought and obtained a preliminary injunction against the implementation of NTC Memorandum Circular No. 13-6-2000. NTC Memorandum Circular 13-6-2000 sought, among others, to extend the expiration period of prepaid cards to two years. The NTC appealed the issuance of the injunction to the Court of Appeals (“CA”). On 25 October 2001, Globe and Innove received a copy of the decision of the CA ordering the dismissal of the case before the RTC for lack of jurisdiction, but without prejudice to the cellular companies’ seeking relief before the NTC which the CA claims had jurisdiction over the matter. Globe subsequently filed a Petition for Review with the Supreme Court (“SC”) seeking to reverse the decision of the CA. After initially denying the petition, the SC on 2 September 2003, overturned the CA’s earlier dismissal of the petitions filed by SMART and Globe. In its 13-page decision, the SC said that the Quezon City trial court could hear and decide the case, contrary to NTC’s argument. The SC has also since denied the NTC’s motion for reconsideration. Globe is awaiting resumption of the proceedings before the RTC of Quezon City. In the event, however, that Globe is not eventually sustained in its position and NTC Memorandum Circular No. 13-6-2000 is implemented in its current form the Company would probably incur additional costs for carrying and maintaining prepaid subscribers in its network.

On 4 February 2004, Globe launched a nationwide Free SIM Swap program that allows users of other mobile phone brands to easily switch to Globe Handyphone or Touch Mobile for free.

In March 2004, Finance Asia Magazine announced that Globe rated 2nd in its Overall Best Managed Companies in Asia category. In addition, it gave Globe the following awards: 2nd in Corporate Governance, 2nd in Financial Management, and 4th in Best Investor Relations.

In March 2004, Euromoney magazine presented Globe with a certificate for being the “Best Managed Telecom Company in the Philippines” based on the results of the magazine’s Best Asian Companies Poll for 2003. Euromoney’s eighth Asian company ranking is based on a survey of market analysts at major banks and research institutes in Asia.

On 5 March 2004, Innove filed an application with the NTC for the issuance of a Certificate of Public Convenience and Necessity (“CPCN”) to install, operate and maintain local exchange carrier service, particularly integrated local telephone service with public calling stations in areas nationwide not yet covered by its existing CPCN and to charge the corresponding rates thereof.

On 15 March 2004, Globe announced its Gentxt - Informatics Summer Promo where Gentxters get (Peso)1,000 off on selected summer courses at participating Informatics Centers in Metro Manila. The promotion runs from 15 March 2004 to 31 May 2004.

On 28 March 2004, Globe launched its Globe Girlfriends Club. Globe Girlfriends is a club created exclusively for the Globe female subscriber, whether she is on a Globe Plan or a Pre-Paid subscription. Members get perks and privileges from major partners and establishments. The perks range from special discounts, gifts with purchase and exclusive invitations to events. Members may enjoy all their privileges through a virtual card. This means that their membership in the club is confirmed through a text message. Also, the member must download a specific message from Globe and show this message to the participating partner establishment in order to enjoy the perks offered.

On 3 April 2004, Touch Mobile launched its “Dagdag Load Promo” which will provide bonus load credits to Touch Mobile subscribers who reload regularly. A 10% bonus will be given for every third reload that a subscriber makes. The bonus will be based on the value of the third reload. The promotion will run from 1 April 2004 to 1 June 2004. The 10% bonus will be given to the subscriber one day after the third reload.

On 4 April 2004, Globe Handyphone Prepaid Plus’ AutoLoad Max introduced its 25 reload denomination and started offering the ability to load values in (Peso)1 increments from (Peso)25 to (Peso)150. On the same date, Touch Mobile Family AutoLoad introduced its (Peso)10 reload denomination with load values in (Peso)1 increments from (Peso)10 to (Peso)150.

On 17 April 2004, Globe announced a tie-up between its Globe Handyphone Prepaid Plus’ AutoLoad Max and Touch Mobile Family AutoLoad service and the Philippines No.1 fastfood chain, Jollibee, that allows Globe Handyphone Prepaid Plus and Touch Mobile prepaid subscribers to purchase load values at participating Jollibee outlets nationwide. For a minimum purchase of (Peso)50 load from a participating Jollibee outlet, a Globe Handyphone Prepaid Plus or Touch Mobile subscriber can avail of a Jollibee food product. Initially available at selected Jollibee outlets in Metro Manila and Metro Cebu, AutoLoad Max and Family AutoLoad service will soon be available in all Jollibee outlets nationwide. The tie-up period will run from 17 April to 31 May 2004.

On 18 April 2004, Globe launched its Samsung’s Hot Deal promo. Subscribers who buy a Samsung V200 cellphone with any G-Plan / G-Flex plan at any Globe business center or Hub nationwide get a free Samsung DVD - P148A Player. The promotion runs from 18 April to 30 April 2004.

On 23 April 2004 Globe launched the Bee Matched n’ Win raffle as a tie-up between Jollibee and Nestea. For every order of a Jollibee Value Meal with a Nestea drink the customer gets one scratch and match card. An SMS message with a valid code must be sent to join the raffle. Each valid code submitted is equivalent to one raffle entry. Weekly prizes are four Nokia 7250i cellphones per week. Monthly grand prizes are two trips for two to Bali, Indonesia for the first month and two trips for two to Phuket, Thailand for the second month. The promotion is from 23 April to 23 June 2004.

On 24 April 2004, Globe announced a tie up with Kodak that allows subscribers to purchase a Globe Prepaid X-treme Memory SIM for (Peso)150, make a first reload (during the promotion period) and receive a free Kodak Max Versatility Film product. Redemption starts on 24 April 2004 and ends on 30 July 2004.

On 26 April 2004, Globe announced a tie-up between Selecta and 7-Eleven that allows Globe prepaid subscribers to purchase load values at nearly 200 7-Eleven and Bingo outlets in Luzon 24 hours a day, 7 days a week. Additionally, every purchase of prepaid load values in 7-Eleven stores entitles the buyer to Selecta ice cream products. The promotion runs from 26 April to 23 May 2004.

On 29 April 2004, Globe signed a US$100,000,000 term loan facility with various banks. The facility is a 5-year term loan with a floating rate interest over US$ LIBOR. Proceeds will be used to finance Globe’s capital expenditures program.

On 29 April 2004, Globe announced a tie up with Globe AutoLoad Max and Shell that allows subscribers to purchase prepaid load values for (Peso)25.00 (for Globe Handyphone Prepaid Plus) and (Peso)10.00 (for Touch Mobile) and any amount in increments of (Peso)1.00 up to (Peso)150.00 for both at selected Shell outlets in Metro Manila. AutoLoad Max will soon be available in all Shell outlets nationwide.

On 29 April 2004, Globe successfully concluded a Collective Bargaining Agreement (“CBA”) between the Company and the Globe Telecom Workers’ Union (“GTWU-FFW”) for the years 2004 and 2005. The law provides for a renegotiation of the economic and non-economic provisions of the CBA after a three year period that ended on 31 December 2003.

On 1 May 2004, Globe started offering its new and improved G-Plan Opti-SIM with the myFavorites or personalization feature. The new G-Plan Opti-SIM has 128K memory which gives the subscriber a 750 phonebook memory, 100 message memory, myOrganizer and a full myGlobe menu, and myFavorites. The MyOrganizer function lets subscribers schedule, track and save appointments and notes while the myFavorites utility allows them to create bookmarks of their favorite myGlobe services from the included myGlobe menu.

On 1 May 2004, Globe launched its Globe Text Collect service. It allows a Globe prepaid subscriber to send emergency SMS or text messages to any Globe postpaid or prepaid subscriber even without load credits. A prepaid subscriber may send a text collect message to another postpaid or prepaid subscriber who has registered your prepaid number in their Text Collect list. Additionally, the registering party (postpaid or prepaid subscriber) may add, list, delete or change members (enrolled in his Text Collect service), check the number of transactions made and turn the service on or off.

ITEM 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our market risk is related to changes in foreign exchange rates and interest rates.

Our foreign exchange risk results primarily from movements of the Peso against the U.S. Dollar. Our revenues are generated in U.S. Dollars and Pesos while substantially all our capital expenditures and debt are in U.S. Dollars. The depreciation in the Peso has resulted in us realizing substantial foreign exchange losses, most of which we have capitalized under Philippine GAAP. The Peso closed at (Peso)56.216 on 31 March 2004 from (Peso)53.604 at 31 March 2003. As a result of the translation of the foreign currency-denominated assets and liabilities, we reported net foreign currency revaluation losses amounting to (Peso)235 million (US$4.18 million) for the quarter ended 31 March 2004 compared to (Peso)90 million for the same period in 2003.

The foreign exchange differentials arising from the remeasurement of foreign-currency denominated accounts other than those relating to the liabilities/borrowed funds attributed to financing the capital projects and those covered by swap agreements are charged or credited to current operations which amounted to a gain of (Peso)175 million (US$3.11 million) for the quarter ended 31 March 2004. Our foreign exchange differentials arising from the remeasurement of foreign currency denominated liabilities/borrowed funds covered by swap agreements amounted to (Peso)64 million (US$1.13 million) loss for the quarter ended 31 March 2004. This loss was offset by an equivalent translation gain from the related currency swaps.

The consolidated foreign exchange differentials attributed to the remeasurement of foreign currency denominated liabilities used to finance the acquisition and installation of the Globe Group’s property consisted of foreign exchange losses amounting to (Peso)346 million (US$6.15 million) for the quarter ended 31 March 2004. These foreign exchange differentials were added to the cost of the appropriate property and equipment accounts. As of 31 March 2004, consolidated net cumulative capitalized foreign exchange losses amounted to (Peso)5,551 million (US$98.74 million) net of accumulated depreciation of (Peso)2,405 million (US$42.78 million).

As of 31 March 2004, we had total debt of (Peso)55.41 billion (US$985.48 million) of which (Peso)44.60 billion (US$793.37 million) was denominated in U.S. Dollars and US$345.68 million or 44% of the total U.S. Dollar debt was hedged by means of cross currency swaps and short-term forward contracts. The total amount of U.S. Dollar debt swapped into Pesos and Peso-denominated debt was approximately 54.6% of our total debt at 31 March 2004.

A portion of our outstanding debt bears interest at floating rates and is subject to interest rate exposure resulting from changes in market interest rates. We have instituted a policy to use interest rate swaps to manage our interest rate exposure. We have outstanding interest rate swap agreements, under which we effectively swap a portion of a floating rate U.S. Dollar-denominated loan into fixed rate, with semi-annual payment intervals up to August 2007. The swaps have an outstanding notional amount of US$104 million as of 31 March 2004.

The following hypothetical example shows the impact on our net income under both Philippine GAAP and U.S. GAAP for the quarter ended 31 March 2004 if (i) a 10% devaluation of the Peso and (ii) a 10% increase in base interest rates applicable to our floating rate debt:

	Three months ended 31 March 2004
	Philippine GAAP	U.S. GAAP
10% Peso devaluation	7.8%	7.9%
10% Interest rate change	-0.6%	-0.6%

ITEM 4.	CONTROLS AND PROCEDURES

Our President and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) of the United States Securities Exchange Act of 1934, as amended) as of 31 March 2004, have concluded that these disclosure controls and procedures are effective.

PART II – OTHER INFORMATION

ITEM 1.	LEGAL PROCEEDINGS

On 7 February 2003, AT&T and MCI filed a petition before the United States Federal Communications Commission (“US FCC”) seeking a stop-payment order on settlements to the Philippine carriers on the ground that Philippine carriers were “whipsawing” AT&T and MCI/WorldCom into agreeing to an increase in termination rates to the Philippines.

On 10 March 2003 the Chief International Bureau of the US FCC issued an order suspending all settlement payments of U.S. facilities-based carriers to a number of Philippine carriers, including Globe, until such time as the US FCC issues a Public Notice stating otherwise. This Order had the effect of preventing U.S. facilities-based carriers such as AT&T from paying the affected Philippine carriers for switched voice services, whether rendered before or after the date of the Order. In response, the NTC issued an Order on 12 March 2003 ordering Philippine carriers not to accept traffic from US carriers who do not pay for services rendered and to take all steps necessary to collect payment for services rendered.

On 10 April 2003, Globe filed a Petition for Review with the US FCC seeking to lift the Order of the International Bureau.

On 17 October 2003, the NTC issued a Memorandum Order ordering all Philippine carriers to immediately accept terminating traffic via direct circuits from US facilities-based carriers on mutually acceptable final or interim termination rates and on terms and conditions agreed upon by the parties.

On November 2003, Globe announced the conclusion of interim commercial arrangements with MCI and Sprint. On 9 January 2004, Globe reached an interim termination rate agreement with AT&T for US-Philippine traffic.

On 26 January 2004 the US FCC lifted its stop-payment order against Globe following confirmation by US carriers that service with Globe had been normalized. U.S. carriers are now required to resume payments for termination services. Globe has started receiving various payments from these carriers after the lifting of the stop payment order.

On 10 and 11 January 2004, the United States Department of Justice served subpoenas on several Philippine executives, including two Globe managers and the CEO of Innove requiring them to appear before a grand jury investigation in Hawaii. The investigation is for the purpose of determining if the conduct of the Philippine carriers in relation to the termination rate disputes with U.S. carriers may have violated U.S. laws. The outcome of the investigation is presently not determinable.

ITEM 6.	EXHIBIT INDEX

Exhibit	Document

3.1*	Amended Articles of Incorporation of Globe Telecom, Inc.

3.2*	Amended by-laws of Globe Telecom, Inc.

4.1*	Indenture dated as of August 6, 1999 by and between Globe Telecom, Inc. and The Bank of New York, as Trustee

4.2*	Indenture dated as of April 4, 2002 by and between Globe Telecom, Inc. and The Bank of New York, as Trustee

4.3*	Amended and Restated Indenture dated as of October 24, 2002 by and between Globe Telecom, Inc. and The Bank of New York, as Trustee

11.1	Statement re computation of earnings per share

12.1	Statement re computation of ratio of earnings to fixed charges

*	Filed previously and incorporated by reference to the Registration Statement on the Form F-4 (File No.: 333-10988), the Registration Statement on Form F-4 (File No.: 333-87614) and the annual report for the year ended December 31, 2003.

FORWARD LOOKING STATEMENTS

This report contains certain “forward-looking statements.” These forward-looking statements generally can be identified by use of statements that include words or phrases such as we “believe,” “expect,” “anticipate,” “intend,” “plan,” “foresee” or other words or phrases of similar import. Similarly, statements that describe our objectives, plans or goals also are forward-looking statements.

All forward-looking statements are, by their nature, subject to significant risks and uncertainties that could cause actual results to differ materially from those contemplated by the relevant forward-looking statement. Important factors that could cause actual results to differ materially from our expectations include, among others: general economic and business conditions in the Philippines; changes in the value of the Peso and other currency changes; changes in Philippine and international interest rates; changes in the cost of equipment that we import as part of our network expansion; increasing competition in and conditions of the Philippine telecommunications industry; our ability to grow our subscriber base for wireless services; demand for telecommunications services in the Philippines; our ability to enter into various financing arrangements; changes in laws and regulations that apply to the Philippine telecommunications industry; changes in political conditions in the Philippines; and changes in foreign exchange control regulations in the Philippines.

You should consider these factors carefully in evaluating any forward-looking statements and should not place undue reliance on any forward-looking statements. You should keep in mind that any forward-looking statement made by us in this quarterly report or elsewhere speaks only as of the date on which we made it.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Globe Telecom, Inc.

By:	/s/ Delfin C Gonzalez, Jr.

Name:	Delfin C. Gonzalez, Jr.
Title:	Chief Financial Officer

Date: 13 May 2004

Exhibit 11.1

Globe Telecom, Inc.

Earnings Per Share/Diluted Earnings Per Share Computation

(in thousand Pesos, U.S. Dollars and number of shares except per share figures )

	March 31, 2004
	Basic EPS			Diluted EPS
Phillippine GAAP
Net income reported under Philippine GAAP	(Peso)	3,053,657	$54,320	(Peso)	3,053,657	$54,320
Less Dividends from preferred shares		17,538	312			—

Net income available to common shares		3,036,119	54,008		3,053,657	54,320

Weighted average number of shares		139,905	139,905		141,051	141,051

Per share figures	(Peso)	21.701	$0.386	(Peso)	21.649	$0.385

U.S. GAAP
Reported under Philippine GAAP	(Peso)	21.701	$0.386	(Peso)	21.649	$0.385
Add (deduct):
Foreign exchange losses capitalized to property and equipment accounts - net		(2.475)	(0.044)		(2.455)	(0.044)
Depreciation expense on capitalized foreign exchange losses - net		1.943	0.035		1.927	0.034
ARO Implementation		(0.190)	(0.003)		(0.189)	(0.003)
Amortization of deferred up-front fees under SAB 101		0.111	0.002		0.110	0.002
Deferred revenues under EITF 00-21 - net of amortization		(0.286)	(0.005)		(0.283)	(0.005)
Deferred discounts related to unearned revenues under EITF 01-09		0.293	0.005		0.291	0.005
Compensation expense		(0.026)	(0.000)		(0.025)	(0.000)
Pension expense		(0.014)	(0.000)		(0.014)	(0.000)
Fair value adjustments on hedging and other instruments - net		1.632	0.029		1.618	0.029
Fair value adjustments on AFS securities to other comprehensive loss		(0.265)	(0.005)		(0.262)	(0.005)
Tax benefit benefits recognized as reduction of goodwill		(2.281)	(0.041)		(2.262)	(0.040)
Effect of deferred income tax		(0.896)	(0.016)		(0.890)	(0.016)

Per share figures	(Peso)	19.247	$0.342	(Peso)	19.214	$0.342

Exhibit 12.1

Globe Telecom, Inc.

Computation of Ratio of Earnings to Fixed Charges

For the three months ended March 31, 2003 and 2004

(in million Pesos except ratios)

	For the three months ended March 31, 2004
	2003	2004
US GAAP:
Earnings:
Income before income tax under U.S. GAAP	2,796.2	3,579.6
Add (deduct):
Interest expense and other charges (excluding capitalized)	1,091.0	1,244.3
Interest component of rent expense	(0.9)	0.6
Dividends on preferred shares	16.7	17.5

	3,903.0	4,842.0

Fixed Charges
Interest expense and other charges (including capitalized)	1,286.3	1,272.8
Interest component of rent expense	(0.9)	0.6
Dividends on preferred shares	16.7	17.5

	1,302.0	1,290.8

Ratio of Earnings to Fixed Charges	3.0	3.8
PHILIPPINE GAAP
Earnings:
Income before income tax under Philippine GAAP	2,404.3	3,478.5
Add (deduct):
Interest expense and other charges (excluding capitalized)	1,091.0	1,244.3
Interest component of rent expense	(0.9)	0.6
Dividends on preferred shares	16.7	17.5

	3,511.1	4,740.9

Fixed Charges:
Interest expense and other charges (including capitalized)	1,286.3	1,272.8
Interest component of rent expense	(0.9)	0.6
Dividends on preferred shares	16.7	17.5

	1,302.0	1,290.8

Ratio of Earnings to Fixed Charges	2.7	3.7